UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b)

OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

(Exact name of registrant as specified in its charter)

Iowa	20-4195009
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

2108 140th Avenue, P.O. Box 21

Algona, IA 50511

(Address of principal executive offices)

(515) 395-8888

(Registrant’s Telephone Number)

Securities to be registered pursuant to Section  12(b) of the Act: None.

Securities to be registered pursuant to Section  12(g) of the Act:

Limited Liability Company Membership Units

i

Unless otherwise indicated in this registration statement or the context otherwise requires, all references in this registration statement to “East Fork Biodiesel, LLC”, “East Fork Biodiesel”, “East Fork”, “the company”, “we”, “us” and “our” refer to East Fork Biodiesel, LLC. References to 2006, 2007 and 2008 and the like relate to the fiscal year ended September 30th.

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

We were organized on January 5, 2006 as an Iowa limited liability company and we are located in Algona, Iowa. We were formed to pool investors to build a biodiesel and glycerin manufacturing plant. As of September 30, 2007, we were in the development stage with our efforts being principally devoted to organizational, equity-raising activities and construction of the biodiesel plant.

On September 26, 2006 we entered into a Management and Operational Services Agreement with Renewable Energy Group, LLC (“Renewable Energy Group”) for the management, feedstock procurement and marketing services for our plant. We refer to this agreement as our “Management Agreement.”

This Management Agreement covers our start-up management and operational services. Renewable Energy Group provides for the overall management of our plant, provides us with our general manager and our operations manager at our plant, acquires feedstock and basic chemicals necessary for the operation of our plant and performs the administrative, sales and marketing functions for our plant. In exchange for these services, we have agreed to pay Renewable Energy Group a flat monthly fee (“flat fee”) and a per-gallon rate fee (“rate fee”). For the first month in which our biodiesel is produced and sold, and for six months thereafter (the “initial period”), we pay a flat fee of $112,500, plus a $0.0175 rate fee for each gallon of biodiesel produced. For the first month after the initial period, and for six months thereafter, we will pay a flat fee of $172,500, plus a $0.0175 rate fee for each gallon of biodiesel produced. The flat fee and rate fee are adjusted beginning in the month following the first anniversary of our sale of biodiesel and annually for such month thereafter according to a complex formula based on movement in the Consumer Price Index for all-urban consumers, U.S. City Average, All Items, published by the U.S. Department of Labor. In addition to the flat fee and rate fee, the Management Agreement provides for the payment to Renewable Energy Group of a yearly bonus equal to 6% of our net income.

The Management Agreement extends through December 31, 2010, but will continue thereafter unless either party gives written notice to the other of a proposed termination date at least twelve months in advance of the proposed termination date.

On October 10, 2006, we entered into a Design-Build Agreement with REG Construction Services, LLC (“REG Construction Services”) to design, engineer and build the processing facility. We refer to this agreement as our “Design-Build Agreement.” Our references in this registration statement to “REG” include REG Construction Services and Renewable Energy Group and any of their affiliates.

The Design-Build Agreement provides for the construction of our biodiesel plant at a price of $57,238,000. As of December 31, 2007 the stated price under the Design-Build Agreement had been increased by $1,390,095 to account for change orders; we have made payments totaling $53,989,707 to REG Construction Services and our total remaining obligation is approximately $4,600,000.

As of December 31, 2007, the total cost of the project, including land, plant and equipment and expenses, anticipated working capital requirements and other start-up expenses, is expected to be approximately $78,000,000. We are funding our development costs by a combination of member equity sales and debt financing.

We obtained our certificate of substantial completion of our plant on December 6, 2007 from Renewable Energy Group. Our plant is designed to chemically transform triglycerides (fatty acids) into biodiesel (methyl esters). The design rate is 60 million gallons per year. Our primary feedstock is refined soybean oil. The prices of the various commodities we use to make biodiesel represent the majority of our production costs. See “Management’s Plan of Operation” below.

The start-up and testing phases commenced on December 6, 2007. The plant went through normal start-up and reached expected production targets. In December 2007, we processed all of the soybean oil that had been previously purchased and sold approximately 1 million gallons of refined biodiesel, generating operating revenue of $3,150,000. We had our biodiesel independently tested to certify that it meets the American Society for Testing and Materials (ASTM) standards.

We project, based upon current market conditions, that the sale of our existing inventory of refined biodiesel and glycerin, as well as the receipt of blenders credits, should generate additional operating revenues of $1,435,000. However, in light of the continuing increase in the prices of our primary raw material, soybean oil, which is at or near record levels, coupled with the comparatively slower increases in diesel fuel prices, we believe it is not in our best interest to begin regular operation of our plant. See “Management’s Plan of Operation” below.

Principal Products and Markets

Our business involves the production and marketing of biodiesel and crude glycerin products produced at our plant. Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat when combined with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat and methanol, which can be used again in the process. Biodiesel can then be used in neat (pure) form or blended with petroleum diesel. Biodiesel's physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel may be used in most standard diesel engines without making any engine modifications.

Co-Products

Glycerin is the primary co-product of the biodiesel production process and equals approximately one pound per gallon of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that are used in a large variety of products. It is highly stable under typical storage conditions, and compatible with a wide variety of other chemicals and is non-toxic. Glycerin is an ingredient or processing aid in cosmetics, toiletries, personal care, pharmaceutical and food products. In addition, new uses for glycerin are frequently being discovered and developed due to its versatility. We intend to market our glycerin. However, increased production of biodiesel may lead to an oversupply of glycerin and lower glycerin prices. This may affect the market for this product and the profitability of our business.

Biodiesel Markets

Biodiesel is primarily used as fuel for compression ignition (diesel) engines. It is produced using renewable resources and provides environmental advantages over petroleum-based diesel fuel; such as reduced vehicle emissions. Our ability to market our biodiesel is heavily dependent on the price of petroleum-based diesel fuel as compared to the price of biodiesel, as well as to the availability of economic incentives to produce biodiesel.

Wholesale Market / Biodiesel Marketers. The wholesale market includes selling biodiesel directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase neat (B 100) biodiesel from biodiesel production plants, mix it with regular diesel fuel according to specifications and deliver a final product to retailers.

There are very few wholesale biodiesel marketers in the US. Two examples are World Energy in Chelsea, Massachusetts and REG. Inc. in Ames, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee.

Under the Management Agreement, Renewable Energy Group will market our biodiesel for customers throughout the United States and internationally. The sales and marketing functions include marketing all of our biodiesel, glycerin and fatty acids. The sales and marketing services of Renewable Energy Group include certain transportation services such as: arranging for transportation, logistics, and scheduling of biodiesel shipments; where advantageous, arranging for leased tankers for rail shipments; analyzing and auditing bulk transportation providers; overseeing reconciliation of shipments, invoicing and payments on a weekly basis; and providing invoicing and accounts receivable management for biodiesel shipments. Under the terms of the Management Agreement, Renewable Energy Group takes title to the product when loaded for delivery FOB the plant and sells it under Renewable Energy Group's brandname. Renewable Energy Group will pay us all proceeds received from sales of our products. Renewable Energy Group will remit by electronic transfer to us by the close of business each Wednesday all such proceeds received during the previous seven days. In exchange for these and other services, we pay Renewable Energy Group the flat fee and rate fee (as adjusted, as explained above).

Retail. The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. However, the biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for us to market our biodiesel effectively.

Government/Public Sector

The government and public sector have increased their use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely that our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision-making and budgetary processes.

New Products

For a description of other products we may be able to produce in our plant, see “Management’s Plan of Operation” below.

Competition

We operate in a highly competitive environment. Biodiesel is a commodity. It is sold substantially based on price, consistent fuel quality and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies can produce biodiesel in a more efficient manner than we can. We must compete for customers with much larger competitors, some of which have more products than we can offer. Many of these competitors have extensive experience and financial and other resources substantially greater than ours. Some of our competitors have soy-crushing facilities and are not reliant upon third parties for their feedstock supply. The National Biodiesel Board estimates that as of December, 2007 there were 172 biodiesel companies with the capability of producing biodiesel in the United States. More plants are under construction, including a few with a larger capacity than we have. Currently, there are approximately 10 plants in excess of 10.0 million gallons of capacity in Iowa, other than ours.

Renewable Energy Group, Inc., at its Ralston, Iowa plant, produces biodiesel primarily from feedstock produced at its soybean crushing facility. We have entered into a Management Agreement with Renewable Energy Group, and its affiliate, REG Construction Services, built and designed our plant. We are dependent on REG and REG is a direct competitor of ours. REG is in the process of constructing two 60 million gallon per year biodiesel refineries to be owned and operated by REG. One will be located in Emporia, Kansas and one will be located in St. Rose, Louisiana.

Sources and Availability of Raw Materials

The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 75% to 80% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant oil feedstock available in the United States. The 20-year average price for soybean oil is approximately $0.21 per pound. However, prices for soybean oil have risen dramatically. Since March 2007, soybean oil has increased from $0.30 per pound to over $0.53 per pound delivered to our plant in Algona, an increase of more than 75%. The market price for biodiesel has also increased but to a lesser degree than our commodity costs.

Under the Management Agreement, Renewable Energy Group acquires feedstock and basic chemicals necessary for the operation of the plant, and these services include:

•	Procure all feedstocks necessary for production;
•	Provide analysis and audit of feedstock suppliers;
•	Purchase feedstocks at competitive prices meeting specifications and in adequate quantities to fill our production schedule;
•	Negotiate for discounts where obtainable on feedstocks;
•	Arrange for transportation, logistics and scheduling of feedstock deliveries;
•	Provide analysis and audit of bulk transportation providers;
•	Procure all basic chemicals necessary for our production;
•	Perform due diligence requirements for investigation of our chemical suppliers;
•	Provide analysis and audit of our chemical suppliers;
•	Purchase our chemicals at competitive prices meeting specifications for our use;
•	Negotiate for discounts where obtainable on chemicals;
•	Procure adequate chemicals to meet our production schedules;
•	Provide analysis and audit of bulk transportation suppliers; and
•	Arrange for transportation, logistics and scheduling services for delivery of our chemicals.

In exchange for these and other services, we pay Renewable Energy Group the flat fee and rate fee (as adjusted, as explained above). As noted, Renewable Energy Group is a competitor of ours and provides these same services to our competitors. If Renewable Energy Group cannot purchase adequate feedstock and chemicals at reasonable prices for our plant, we may not be able to purchase adequate amounts of alternative feedstock at reasonable prices and we may not be able to successfully operate our plant. As a result, we may have to cease operations, either temporarily or permanently.

Dependence on One or a Few Customers

As indicated, under the Management Agreement, Renewable Energy Group will market our biodiesel to customers throughout the United States and internationally. Once we commence normal operations, our strategic plan contemplates that most of our customers will come from the United States, as a result of Renewable Energy Group's marketing efforts on our behalf. Our loss of Renewable Energy Group as our marketer could have a materially negative impact on our revenues. We presently have no alternative marketers to Renewable Energy Group, but believe alternative marketing firms would be available to us if such a situation arises.

Patents, Trademarks, Etc.

We have no patents, trademarks (other than our common law rights to our East Fork mark and design), non-governmental licenses, franchises or concessions, royalty agreements or labor contracts.

Governmental Regulation and Federal Biodiesel Supports

The biodiesel industry is dependent on economic incentives to produce biodiesel, including federal renewable fuel supports. Recently enacted legislation may lead to increased demand for biodiesel in the United States over the next 10 years.

Federal biodiesel supports are contained in the Energy Policy Act of 2005. The 2005 Act, among other things, creates a 7.5 billion gallon renewable fuels standard. The renewable fuels standard requires refiners to use 4.7 billion gallons of renewable fuels in 2007 and 7.5 billion gallons by 2012. U.S. Environmental Protection Agency rules require that a specified percentage of all the gasoline sold or dispensed to United States motorists in 2007 be renewable fuel. It is unclear how much the 2005 Act will benefit the biodiesel industry, because experts believe that ethanol producers will receive most of the benefits.

The Energy Independence and Security Act of 2007 was enacted late last year. It expands the existing renewable fuels standard to require the use of 9 billion gallons of renewable fuel in 2008, increasing to 36 billion gallons of renewable fuel by 2022. Only a portion of the renewable fuel used to satisfy the expanded renewable fuels standard may come from conventional corn-based ethanol. The 2007 Act requires that 600 million gallons of renewable fuel used in 2009 must come from advanced biofuels, such as ethanol derived from cellulose, sugar or crop residue and biomass-based diesel, increasing to 21 billion gallons in 2022. The 2007 Act also includes a requirement that 500 million gallons of biodiesel and biomass-based diesel fuel be blended into the national diesel pool in 2009, gradually increasing to 1 billion gallons by 2012.

The 2007 Act sets a minimum usage requirement for biodiesel and other types of biomass-based diesel. It is unclear how much increase in demand for biodiesel will occur because of the likelihood that most of the additional demand will be satisfied by corn-based ethanol and other types of ethanol, including cellulose-based ethanol.

The Energy Policy Act of 2005 also created a new credit for small agri-biodiesel producers, which is similar to the small ethanol producers’ credit. Producers with an annual capacity not exceeding 60 million gallons are eligible to receive a credit of $0.10 per gallon for up to 15 million gallons of agri-biodiesel produced. The agri-biodiesel must (1) be sold by such producer to another person: (A) for use by such other person in the production of a qualified biodiesel mixture in such person’s trade or business (other than casual off-farm production); (B) for use by such other person as a fuel in a trade or business; or (C) who sells such agri-biodiesel at retail to another person and places such agri-biodiesel in the fuel tank of such other person; or (2) be used or sold by the producer for any of the foregoing purposes. Because we expect to be classified as a partnership for tax purposes, we would expect to pass the tax credits through to our members. Our members would then be able to report and utilize the tax credits on their own income tax returns. When fully operational, we anticipate that our plant will produce 60 million gallons of biodiesel annually.  Thus, we expect to be eligible for the credit. However, if our production exceeds production limits of 60 million gallons a year, we will be ineligible for the credit.

The small agri-biodiesel producer tax credit is set to expire on December 31, 2008. Although Congress may further extend or make permanent the credit, there is no assurance that the tax credit will be extended beyond 2008.

Environmental Matters

Our biodiesel operations are subject to numerous federal, state and local laws and regulations covering air, water and other matters. We have all of the necessary permits to begin plant operations. REG Construction Services is seeking a revision of our air emission permit to cover the addition of a rain cap added to our boiler stacks and a special waste authorization permit to allow us to dispose of some small amounts of process waste. We expect the revised air emission permit and special waste authorization permit to be issued soon. REG Construction Services has obtained all of the permits required to construct the plant. As of December 31, 2007, we have not incurred any material expense in complying with any environmental laws, including the costs of obtaining environmental permits.

Nevertheless, changes in existing environmental laws and regulations or their interpretations could have a significant impact on the results of our operations as well as our industry in general. We are unable to predict the ultimate cost and effects of future changes in environmental laws and regulations.

Except for the permits we are awaiting above, we are not currently involved in any administrative, judicial or legal proceedings arising under federal, state, or local environmental protection laws and regulations, or under federal or state common law, which would have a material adverse effect on our financial position or results of operations. However, once we commence operations a serious incident of pollution could result in the suspension or cessation of our operations in the affected area.

Employees

As of December 31, 2007, the Company had five full-time employees. None of our employees is covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

Under the terms of the Management Agreement with Renewable Energy Group, we have been furnished with a General Manager and Operations Manager who direct the operations of the biodiesel facility. The General Manager and Operations Manager are employees of Renewable Energy Group. Renewable Energy Group hired Dave Rosenmeyer to serve as our General Manager of our facility and Lance White as our Operations Manager. See “Directors and Executive Officers, Promoters and Control Persons” for Messrs. Rosenmeyer’s and White’s previous employment experience. Renewable Energy Group provides for the compensation of our General Manager and Operations Manager, and such compensation is part of the monthly fees we pay to Renewable Energy Group under the Management Agreement.

Our General Manager has the following responsibilities:

•	Utilize his ongoing best efforts to successfully and profitably manage our plant in our best interests;
•	Develop an annual budget for presentation to and approval of our Board;
•	Attend meetings of our Board and provide information upon its request;
•	Insure that all raw product costs are minimized and that all finished product revenues are maximized;
•	Formulate our mission and goals in collaboration with our Board;
•	Manage our resources to efficiently achieve our mission and goals;
•	Manage our duties and rights under agreements with third parties relating to our plant;
•	Assist with regulatory affairs, monitoring and compliance;
•	Hire, terminate and replace plant personnel as necessary and in all cases in accordance with the policies of our Board;
•	Management of governmental relations, including USDA’s biodiesel programs; and
•	Such other duties as may be agreed upon.

Our Operations Manager has the following responsibilities:

•	Plan and schedule our production to meet our needs and marketing goals;
•	Monitor and improve quality control;
•	Oversee our facility and equipment maintenance;
•	Assist with budgeting and the monitoring of labor costs and other expenses in the operation;
•	Implement processing changes and new technologies as they evolve, and plan for new projects relating to biodiesel production; and
•	Such other duties as may be agreed upon.

Available Information

Upon effectiveness of this registration statement, we intend to commence filing periodic reports with the Securities and Exchange Commission (“SEC”). All reports that we file with the SEC will be available free of charge through the SEC’s website at http://www.sec.gov . In addition, the public may read and copy materials filed by us at the SEC’s Public Reference Room located at 100 F Street, N.E. Washington, DC 20549. The public may also obtain additional information on the operation of the Public Reference Room by calling the SEC at 1(800) SEC-0330.

You may also request a copy of our filings at no cost by writing or telephoning us at:

East Fork Biodiesel, LLC

2108 – 140th Avenue

P.O. Box 21

Algona, IA 50511

Attention: Darci Propst

Telephone: (515) 395-8888

ITEM 1A. RISK FACTORS

Our business is subject to numerous risk factors, including the following:

The outcome of our distressed loan restructuring negotiations with our lender and, if unsuccessful, our alternatives, including the resort to bankruptcy court relief. We were notified by letter dated November 29, 2007 that our lender, Farm Credit Services of America, FLCA (“Farm Credit”), determined our outstanding construction loan and revolving loan to be “distressed loans,” because of material adverse changes in the markets for soybean oil and soybean biodiesel which presently preclude profitable operation of our plant. At the time we were notified by Farm Credit of the “distressed loan” status, Farm Credit had made available to us (1) a $17,539,646 advance against the $24,500,000 maximum of our construction loan, and (2) $260,378 advance against the $12,000,000 maximum of our revolving loan.

These loans are secured by a mortgage and security agreement in favor of Farm Credit creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property for the repayment of loans under the credit agreement.

Our intention prior to receipt of the November 29, 2007 letter from Farm Credit had been to draw the maximum amount of the construction loan, pay all remaining construction expenses, and have approximately $5,000,000 of available cash to fund, if needed, an extended shutdown of the plant until changes in the market would allow profitable operation. Our intention had been to use the revolving loan to fund purchases of soybean oil and other raw materials in any periods where the plant could operate profitably.

As a result of Farm Credit's classification of our loans as "distressed loans", Farm Credit has been unwilling to make further advances pending renegotiation of the terms of the loans both to restrict the amount of credit available to us and to make further credit advances subject to Farm Credit's approval. Farm Credit is seeking to limit access to the construction loan to pay the remaining construction bills without making a further advance of cash to us that we could use for the funding of shutdown expenses. Also, Farm Credit is seeking to impose further restrictions on advances under the revolving loan that would subject our requests for advances to cover shutdown expenses to the sole discretion of Farm Credit.

We have been engaged in discussions and negotiations with Farm Credit since receipt of its November 29, 2007 “distressed loans” notification and have provided to Farm Credit our strategic plan. We are in continuing negotiations with Farm Credit regarding future loan advances and loan repayment terms that would allow us to successfully execute our strategic plan. We cannot predict the outcome of our negotiations with Farm Credit.

If we are unable to reach mutually acceptable terms with Farm Credit regarding future credit availability and loan repayment terms, then we will have to:

•	find replacement lenders, which we consider unlikely to occur in the current market conditions,
•	sell the plant and attempt to pay off the loans to Farm Credit,
•	raise additional funds from an investor or investors to pay Farm Credit, which we consider unlikely to occur in the current market conditions and would result in additional dilution to our members,
•	sell our assets or merge with another entity, or
•	seek bankruptcy court relief including seeking court-mandated refinancing terms with Farm Credit, as a last resort.

Our preference and goal is to accomplish a mutually agreeable restructuring of our loans with Farm Credit and avoid resorting to bankruptcy court relief. However, in the absence of terms and lending arrangements which would allow us to either operate the plant as market conditions permit or to shut down the plant as market conditions require, we may be required to resort to bankruptcy court relief.

If we are forced to continue to delay commencement of operations of our plant for any reason, we might not be able to meet our current liabilities or our losses may be increased. If we are forced to continue to delay commencement of operation of our plant, either because of high refined soybean oil prices and/or an unfavorable market price for biodiesel or any other reason, we will likely have no ability to produce revenue. We do not have any source of revenues other than production of biodiesel and glycerin at our biodiesel plant. If we incur a prolonged idling of or our plant, we would likely not generate any revenue and we will likely not be able to pay our debts as they become due, including payments required under our loans, unless Farm Credit provides sufficient advances under our revolving loan. If the plant ceases to operate for enough time, we will likely not be able to continue operating the plant and our members could lose some or all of their investment.

Our independent registered public accounting firm has raised doubts about our ability to continue as a going concern and if we are unable to continue our business, our units may have little or no value. Our independent registered public accounting firm has noted in accompanying financial statements its doubt about whether we will continue as a going concern. Through September 30, 2007, we were still in our development stage, have undertaken significant borrowings to finance our construction of the biodiesel plant and have experienced a significant increase in the cost of soybean oil which is currently the primary ingredient in our planned production of biodiesel. As a result of the high cost of soybean oil, we suspended plant operations in December 2007 after initial testing and production start-up. If the prices remain at the current levels we cannot produce our product at a profit. In addition, our independent registered public accounting firm is concerned about the outcome of our distressed loan restructuring negotiations and the possibility that the failure of our negotiations with Farm Credit could result in a default under our credit agreement, which at the election of Farm Credit, could result in acceleration of the unpaid loan balance by Farm Credit and foreclosure of its lien or security interest in the assets securing the loans.

Our ability to continue as a going concern is dependent on our ability to comply with the loan covenants and Farm Credit's willingness to waive any noncompliance, together with our ability to produce biodiesel at a profit. Thus, we face significant liquidity obstacles. As a result, we are exploring various alternatives including continued delay in beginning normal operation of the plant until prices stabilize, exploring partnerships with other entities, investigating the use of different oil sources, investigating alternative uses for the plant, negotiating with REG to accept 2,000 membership units as payment for $2,000,000 due under the Design-Build Agreement and obtaining additional financing or raising additional capital.

If our Board of Directors determines that it is necessary to raise additional capital, the doubts relating to our ability to continue as a going concern expressed by our independent registered public accounting firm in the accompanying financial statements may make it difficult, if not unlikely given the current market conditions, to raise the necessary capital. If we are unable to raise any additional capital deemed necessary by our Board of Directors, our members could lose some or all of their investment.

We are experiencing liquidity problems which could require us to cease operations. Our intention had been to use the $12,000,000 revolving loan to fund purchases of soybean oil and other raw materials in periods where the plant could operate profitably. Because high refined soybean oil prices and an unfavorable market price for biodiesel have not allowed us to operate the plant profitably, we are not able to produce and sell our products. This could quickly mean we will experience liquidity issues, especially if the outcome of our negotiations with Farm Credit is unfavorable. Without access to our revolving loan, we may not be able to secure from other lenders the cash we require to purchase soybean oil, if prices return to a more favorable level, and pay our other obligations as they become due. If this occurs, we will likely have to cease operations, either on a permanent or temporary basis, which could decrease or eliminate the value of our units.

We have a history of losses and may not ever operate profitably. We have incurred an accumulated net loss of $408,156, from our inception in January 2006 through September 30, 2007. There is no assurance that we will be successful in our efforts to operate our plant or to do so profitably. We are experiencing very high raw material costs and low biodiesel prices which in some cases have been less than our production costs. Should we continue to endure the current high raw material costs without an increase in the market price for our biodiesel or glycerin, we will not be able to begin normal operations of our plant. This may affect our ability to generate revenues and could decrease or eliminate the value of our units.

Limited operating history; anticipated losses; uncertainty of future results. In 2006 and 2007, we had no revenues or earnings from operations. We have no operating history upon which an evaluation of our operations and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development. This is particularly true for us in light of the uncertainties relating to our financing and material adverse changes in the markets for soybean oil and soybean biodiesel which presently preclude profitable operation of our plant. To the extent that our significant start-up expenses are not subsequently followed by commensurate revenues, our business, operating results and financial condition will be materially adversely affected. There can be no assurance that we will be able to generate sufficient revenues from the sale of our products.

Distributions. We have never paid a distribution and do not have plans to pay distributions until we become profitable to do so.

Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and glycerin. As noted, we are exploring various alternatives including continued delay in beginning normal operation of the plant until if and when the prices stabilize, evaluating alternatives for using more animal fat or corn oil as our primary raw material rather than soybean oil, obtaining additional financing or raising additional capital. However, we cannot predict the outcome of these alternatives. If we are unsuccessful, we have no other line of business to fall back on if the biodiesel and glycerin business declines or if we cannot operate our biodiesel plant profitably for an extended period of time. Should we continue to experience difficulty operating our plant, the value of our units may decrease or be eliminated.

Our financial performance will depend significantly on soybean oil prices, and generally we will not be able to pass on increases in input prices to our customers. Our biodiesel production will require substantial amounts of soybean oil, which is tied to the price of soybeans. The price of soybeans is influenced by general economic, market and government factors, including weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality, all of which are substantially beyond our ability to control or influence. Changes in the price of soybeans and soybean oil will significantly affect our business. Generally, higher soybean and soybean oil prices will produce lower profit margins. This is especially true if market conditions do not allow us to pass along increased soybean oil costs to our customers. The price of soybeans has fluctuated significantly in the past and may fluctuate significantly in the future. If the current period of high soybean prices were to be sustained for some time, our profitability will suffer because of the higher cost of operating our plant and will make biodiesel production unprofitable.

Our results of operations and financial condition are significantly affected by the cost and supply of feedstock. Changes in the price and availability of feedstock will be subject to and determined by market forces over which we have no control. Under the Management Agreement, Renewable Energy Group has agreed to procure adequate quantities of feedstock for our plant at competitive prices. We will still pay for our feedstock, however, and may pay varying prices for it, depending upon the terms under which Renewable Energy Group can obtain feedstock. Because there is little or no correlation between the cost of feedstock and the price of biodiesel, we cannot pass along increased feedstock costs to our biodiesel customers. In order to stay competitive in the diesel industry, biodiesel must be competitively priced with petroleum-based diesel. Biodiesel prices fluctuate more in relation to petroleum-based diesel market prices than with feedstock market prices. As a result, increased feedstock costs may result in decreased profitability. If we experience a sustained period of high feedstock costs, such as we are currently experiencing, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated which could decrease or eliminate the value of our units.

We will be in competition with Renewable Energy Group, our design-builder and provider of management and operation services, which could place us at a competitive disadvantage and cause a conflict of interest for Renewable Energy Group. Based on our agreements with Renewable Energy Group, we anticipate being highly dependent on Renewable Energy Group to procure our inputs and market our products. We are also highly dependent upon REG's experience and staffing of our plant, including our general manager and operations manager, if and when we begin operations, until we are able to hire new employees. Also, Renewable Energy Group will train our employees in operation of our plant. Further, we are utilizing REG to assist us in exploring various alternatives to soybean oil and uses of our plant. REG operates its own biodiesel production facility in Ralston, Iowa and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG will be in competition with us in many aspects of our business, including feedstock procurement and biodiesel production and marketing. We also have to compete with REG for employees. Because REG operates its own biodiesel production facility and will compete with us in many aspects of our business, REG may have a conflict of interest as our key service provider. Even with our agreements with REG, there is no assurance that REG’s performance of these services is not compromised by its own biodiesel production operations.

We have limited experience in the biodiesel industry, which increases the risk of our inability to operate the biodiesel plant. We are presently, and will likely continue to be, dependent on some of our directors and our newly-hired managers to operate the biodiesel plant. Most of our directors are experienced in business generally, but have limited or no experience in operating a biodiesel plant or in governing and operating a public company. Most of our directors have no expertise in the biodiesel industry. This lack of experience could result in the loss of all or substantially all of our member’s equity interest.

The loss of key management could negatively affect our business. We are dependent on a number of key management and other employees, including our general manager and operations manager who are provided under the Management Agreement. We do not maintain key person insurance on any employee. Renewable Energy Group may have difficulty in retaining these managers or attracting their replacements if they leave us or additional personnel to operate our plant until we hire the necessary employees. In addition, if our plant remains idle for an extended period of time, we may have difficulty retaining our newly-hired managers, even if we have sufficient funds to meet our limited payroll. Our eventual success is also dependent on our ability to attract and retain qualified employees to meet our operational needs. We face competition for qualified employees, many of whom are subject to offers from competing employers. We may not be able to attract and retain necessary employees to operate our business. This lack of experience could result in the loss all of or substantially all of our member's equity interest.

We engage in hedging transactions which involve risks that can harm our business. We are exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We have sought to minimize the risks from fluctuations in the prices of soybean oil and the price of biodiesel through the use of hedging instruments.

Hedging means protecting the price at which we will buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent on the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. We have entered into derivative contracts to hedge our exposure to price risk related to forecasted soybean oil purchases and forecasted biodiesel sales, as permitted under our hedging and risk management policy. We have a trading account with FC Stone LLC to facilitate our trades.

We recognized a net loss of $724,166 during the year ended September 30, 2007 which consisted of a realized loss of $206,442 and an unrealized loss of $517,724, as noted in our accompanying financial statements. This is due primarily to losses realized on our hedging positions related to home heating oil. There is currently no futures market for biodiesel. Home heating oil is high sulfur diesel, which is the closest commodity to biodiesel for which there is such a futures market. We entered into derivative instruments with respect to home heating oil to hedge against fluctuations in the sale price of our biodiesel. We had a short position with respect to home heating oil, which climbed to record high prices in 2007, resulting in significant hedging losses. If we continue to realize losses with respect to our derivative instruments, our net loss could increase.

Our Board, with the assistance of REG, is responsible for making hedging decisions. We have created a hedging committee made up of directors to address our hedging needs and the committee also consults with REG on hedging decisions.

Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which such derivative instruments as soybean oil contracts are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.

Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent on the availability and price of feedstock supply, we will be dependent on relationships with third parties, including feedstock suppliers. Under the Management Agreement with Renewable Energy Group, Renewable Energy Group anticipates acquiring our feedstock from third parties. Assuming that Renewable Energy Group can establish feedstock relationships, suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Renewable Energy Group has already encountered difficulty in obtaining enough feedstock for other plants to operate at full capacity. Suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to generate revenue and may reduce or eliminate the value of our units.

We will be dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability. We do not intend to have a sales force of our own to market our biodiesel and glycerin. Under the Management Agreement, Renewable Energy Group will market our biodiesel and our glycerin. If Renewable Energy Group breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could decrease or eliminate the value of our units. The Management Agreement with Renewable Energy Group does not address feedstock allocation between Renewable Energy Group and its other customers which could lead to insufficient soybean oil to operate our plant and negatively affect our financial condition.

Our risk of excess capacity in our industry. The rapid increase in new biodiesel plants or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition.

Our availability of adequate supply of feedstock. The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant.

Our risk from larger competitors. The biodiesel industry is becoming increasingly competitive and we will compete with larger, better financed entities which could impact our ability to operate profitably.

Our risk of loss of tax credits. Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units.

We expect to be taxed as a partnership. However, if we are taxed as a corporation we could be subject to corporate level taxes which could decrease our net income, if any, and decrease the amount of cash available to distribute to our members. We expect that our company will continue to be taxed as a partnership. If we are not taxed as a partnership, our company could be liable for corporate level taxes which would decrease our net income, if any, which may decrease the cash we have to distribute to our members.

Members may be allocated a share of our taxable income that exceeds any cash distributions received; members may have to pay this tax liability using their personal funds. We expect to continue to be taxed as a partnership. This means members are allocated a percentage of our taxable income or loss based on their ownership interest in our company. Members may have tax liability based on their allocation of this income, if any. We may make distributions that are less than the amount of tax members owe based on their allocated percentage of our taxable income. If this is the case, members would have to satisfy this tax liability using their personal funds.

If we are audited by the IRS resulting in adjustments to our tax returns, this could cause the IRS to audit members’ tax returns, which could lead to additional tax liability for our members. The IRS could audit our tax returns and could disagree with tax decisions we have made on our returns. This could lead to the IRS requiring us to reallocate items of income, gain, losses, deductions, or credits that could change the amount of our income or losses that were allocated to members. This could require adjustments to members’ tax returns and could lead to audits of members’ tax returns by the IRS. If adjustments are required to members’ tax returns, this could lead to additional tax liabilities for members as well as penalties and interest being charged to members.

Unfavorable changes in government regulation could harm our business. Our business and products are subject to extensive federal, state and local laws, regulations and administrative practices, including financial incentives to help our business develop and encourage biodiesel production. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and could reduce or eliminate the value of our units. We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, reduction or loss of favorable tax benefits or disparate federal, state and local regulatory schemes would have on our business in the future.

Lack of market for our membership units. To maintain our partnership tax status, our units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, the NASDAQ Stock Market or any other stock exchange. Accordingly, our members may have difficulty reselling any of their membership units.

There are risks associated with forward-looking statements made by us and actual results may differ. Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. These statements can be identified by the use of forward-looking words such as “may”, “will”, “expect”, "can", "plan", “anticipate”, “believe”, “estimate”, and “continue”, or similar words. Statements that contain these words should be read carefully because they:

•	discuss our future expectations;
•	contain projections of our future results of operations or of our financial condition; and
•	state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict and/or over which we have no control. The risk factors listed in this section, other risk factors about which we may not be aware, as well as any cautionary language in this registration statement, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The occurrence of the events described in these risk factors could have an adverse effect on our business, results of operations, and financial condition.

ITEM 2.	MANAGEMENT’S PLAN OF OPERATION

As indicated in our financial statements, we have not had revenues from operations in each of the last two fiscal years. Our independent registered public accounting firm has raised doubts about our ability to continue as a going concern. See "Part F/S" below.

Plan of Operations

Our plant was substantially complete on December 5, 2007 and the start-up and testing phases commenced on that day. The plant went through normal start-up and reached its designed production targets.

The prices of the various commodities we use to make biodiesel represent the majority of our production costs. Prices have risen dramatically - most notable is soybean oil and methanol (which is used to a much lesser degree than soybean oil). Since March 2007, soybean oil has increased from $0.30 per pound to over $0.53 per pound delivered to Algona, an increase of more than 75%. Since March 2007, methanol has increased from $1.10 per gallon to over $2.05 per gallon delivered to Algona, an 86% increase. The market price for biodiesel has increased but to a lesser degree than our commodity costs. Since March 2007, the market price for biodiesel has increased from $3.20 per gallon to over $4.05 per gallon, a 27% increase. We cannot predict when refined soybean oil prices will allow us to operate the plant profitably, nor can we be assured at such time that the market price for biodiesel will allow us to operate the plant profitably.

In December 2007, we processed all of the soybean oil that had been previously purchased and sold approximately 1 million gallons of refined biodiesel, generating gross revenue of $3,150,000, before expenses. We project, based upon current market conditions, that the sale of our existing inventory of refined biodiesel and glycerin, as well as the receipt of blenders credits, should generate additional gross revenues of $1,435,000. However, in response to the continuing increase in the prices of our primary raw material, soybean oil, which is at or near record levels, coupled with the comparatively slower increases in diesel fuel prices, we believe it is not in our best interest to begin regular operation of the plant until economic conditions improve.

Debt Financing

On January 30, 2007, we entered into a $36,500,000 senior credit agreement (“credit agreement”) with Farm Credit Services of America, FLCA “(Farm Credit”) consisting of a $24,500,000 Construction Loan (“construction loan”) to complete the biodiesel project and a $12,000,000 Revolving Loan (“revolving loan”) to be used for working capital. We refer to the construction loan and revolving loan collectively as the loans.

Our credit agreement is secured by a mortgage and security agreement in favor of Farm Credit creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property under the credit agreement. Through December 31, 2007, we have drawn $17,539,646 on our construction loan and $260,378 on our revolving loan. All of our interest payments to Farm Credit through December 31, 2007 are current.

The construction loan consisted of two phases: a “construction phase” during which we make periodic requests for fund advances to meet construction obligations and a “term loan phase.” The construction loan is payable in monthly interest payments and quarterly principal installments of $912,500 beginning on May 20, 2008. The credit agreement also provides for special annual payments, payable first on the construction loan and, when that is paid in full, on the revolving loan, equal to 75% of "free cash flow" (as defined in the credit agreement), limited to a total payment of $2,000,000 annually and $7,000,000 in aggregate, provided that the payment does not result in a covenant default.

The revolving loan is due in full on November 1, 2017, with monthly interest payments and with the maximum amount of the revolving loan being reduced by $2,000,000 semi-annually beginning on November 1, 2015.

The credit agreement contains customary affirmative and negative covenants for financing of its type. These covenants include, among others, interest rate, working capital, debt service coverage ratio, net worth, capital expenditure and dividend payment covenants consistent with our expected normal operations. Significant covenants are summarized below:

Significant covenants are summarized below :

Interest rate: We may select one or more of the following interest rate options under the credit agreement:

—	Agent Base Rate: At a variable interest rate equal to the rate established by the Agent plus three-quarters of one percent (0.75%) per annum.
—	Quoted rate: At a fixed rate per annum to be quoted by our agent in its sole discretion in each instance.
—	LIBOR: At a fixed rate per annum equal to London Inter Bank Offered Rate at the date selected plus 3.25%.

During start-up, only the Agent Base Rate option will be available (8.5% at December 31, 2007).

Working capital: We must have at the end of each period for which financial statements are required an excess of current assets over current liabilities of not less than $11.0 million at the earlier of start-up or December 16, 2007.

Debt service coverage ratio: We will have at the end of each fiscal year effective with fiscal year-end 2008, a debt service coverage ratio for the year of not less than 1.25:1.00.

Net worth: Prior to the initial loan advance, we must provide evidence of funding from invested equity capital of not less than $41,075,000. Thereafter, we are continuously required to maintain a net worth of not less than $39,500,000, increasing to $41,075,000 effective at fiscal year ending in 2008 and continuously thereafter.

Capital expenditures: During any fiscal year of ours after operations have commenced, we will not, without Farm Credit’s prior consent, expend more than $500,000 on capitalized expenditures.

Dividend Restrictions: We may not declare or pay dividends, make distribution of assets to our members, or retire or otherwise acquire our membership units, except that in any fiscal year a distribution may be made to our members of up to 40% of the net profit for such fiscal year provided that we are then and will remain in compliance with all loan covenants, terms and conditions. Also, there is an opportunity, as limited by the terms of the credit agreement, to make distributions in excess of 40% of the net profit in years where a “free cash flow” payment has been made.

The credit agreement also permits Farm Credit to declare an event of default if it determines that there has been a material adverse change in our financial condition, results of operations or our ability to perform our obligations under the credit agreement.

We were notified by letter dated November 29, 2007 that Farm Credit determined our outstanding construction loan and revolving loan to be "distressed loans," because of material adverse changes in the markets for soybean oil and soybean biodiesel which presently preclude profitable operation of our plant. At the time we were notified by Farm Credit of the "distressed loan" status, Farm Credit had made available to us (1) a $17,539,646 advance against the $24,500,000 maximum of our construction loan, and (2) $260,378 advance against the $12,000,000 maximum of our revolving loan.

Our intention prior to receipt of the November 29, 2007 letter from Farm Credit had been to draw the maximum amount of the construction loan, pay all remaining construction expenses, and have approximately $5,000,000 of available cash to fund, if needed, an extended shutdown of the plant pending changes in market conditions. Our intention had been to use the remaining unused revolving loan to fund purchases of soybean oil and other raw materials in any periods where the plant could operate profitably.

As a result of Farm Credit's classification of our loans as "distressed loans", Farm Credit has been unwilling to make further advances pending renegotiation of the terms of the loans both to restrict the amount of credit available to us and to make further credit advances subject to Farm Credit's approval. Farm Credit is seeking to limit access to the construction loan to payment of the remaining construction bills without making a further advance of cash to us that we could use for the funding of shutdown expenses. Also, Farm Credit is seeking to impose further restrictions on advances under the revolving loan that would limit such advances to the sole discretion of Farm Credit.

We have been engaged in discussions and negotiations with Farm Credit since receipt of its November 29, 2007 "distressed loans" notification and have provided to Farm Credit our strategic plan. We are in continuing negotiations with Farm Credit regarding future loan advances and loan repayment terms that would allow us to successfully execute our strategic plan. We cannot predict the outcome of our negotiations with Farm Credit.

Strategic Plan

We have been reevaluating our business plan in response to the harsh financial environment, including consideration of the following initiatives to ensure our survival and eventual profitability:

•	production initiatives;
•	use of different oil sources;
•	partnerships with other entities;
•	alternative plant use; and
•	securing funds to cover expenses.

We believe the best long-range alternative is to secure feedstock for biodiesel plants that does not to compete with food oils. We believed that soybean oil, although a food oil, would provide a bridge to the non-food oils. However, the recent high prices for soybean oil highlight a need for us to use non-food oil, which has become urgent under the current market conditions.

What follows is a summary of our strategic initiatives for the balance of 2008.

1.    Production Initiatives. Our goal is to operate profitably. This is a difficult proposition considering current and forecasted market conditions. Our decision to run the plant will be predicated on the ability to generate positive cash flow margins. We believe we can achieve that margin when the per gallon spread between biodiesel and soybean oil is $0.30 to $0.35. It is, however, difficult to lock-in back-to-back margins in the spot market. Forward pricing is difficult to achieve. Based on recommendations from our consultant, REG, we will attempt to capture margin opportunities. We will seek to lock in either soy bean oil or biodiesel/heating oil opportunities when they present themselves. We plan to use cash contracts to lessen the capital constraints of option or futures positions when feasible.

We see indications that soybean oil market prices may offer an opportunity to operate our plant profitably sometime in the March 2008 to August 2008 time frame. Our belief is based on several factors that should increase the supply of soybeans and/or soybean oil to the market and relieve some of the pressure on the current near or record high prices for each commodity:

•

The Battle for Acres Fueling Today's Higher Prices Should Subside. The number of United States acres to be planted for soybeans and alternative crops will be known by June 2008. This information should relieve the recent constant bidding of commodity prices higher that we have seen in the market. A relief in soybean prices should provide relief to soybean oil prices. Current US projections are that an additional 6 million acres of soybeans will be planted this Spring.

•

South America Harvest. The total amount of soybean production from South America will be known by late-March 2008, when the country's soybean harvest will be completed. There are some indications from crop reporting services that the South American soybean harvest will be large. Just removing the uncertainty of South America's harvest should help relieve price pressure.

•

Lower Biodiesel Production from Soybean Oil. Based on our plant's size and design, we believe that we are a very efficient plant. If it is difficult for a plant of our size to generate positive cash flow margins running soybean oil in the current environment, we do not believe that many other biodiesel plants are able to generate positive cash flow margins either F.C. Stone, our commodity trader, believes that about 20% of the U.S. soybean oil produced in 2007 was used for biodiesel production. If most of this production is not running in today's market, there should be a commensurate reduction in demand for soybean oil. The increase in soybean oil supply should lead to softer prices.

•

Frequently, High Prices Cure High Prices. A commodity's high price frequently causes users of that commodity to either find alternate lower cost products that can be substituted or encourage users to use less of the commodity. These actions lead to a lower demand for the commodity. Lower demand leads to lower prices. These actions are not instantaneous but occur over some period of time.

•	International Pricing Pressures. Recently, China has announced efforts to curb higher soybean prices. China is the world's largest importer of soybeans.

Also, we believe that the recent trends for glycerin and methanol prices will improve the likelihood that we can operate our plant profitably in the March 2008 to August 2008 time frame.

•

Methanol. Methanol prices have more than doubled since mid-2007 as a result of a shortage of natural gas caused the world's largest methanol producer to cut production. The high prices have caused some idled methanol plants to be brought back on stream to relieve the shortage. Although quoted prices for methanol are in the $2.60 per gallon range, spot prices this January have been in the $2.05 per gallon range. If market price for methanol continues to drop, by April or May 2008, the market price should be about $1.70 per gallon. For us, this price reduction in methanol would represent a $0.09 lower production cost for every gallon of biodiesel we produce.

•

Glycerin. We produce about one pound of glycerin for each gallon of biodiesel. Glycerin prices have steadily climbed as export demand has increased. Last summer glycerin was selling for about $0.03 per pound. In January 2008, the current market price of glycerin has been $0.18 to $0.20 per pound. Our vegetable oil-based glycerin commands a higher price than animal fat generated glycerin. By May 2008, we expect to be able to sell glycerin for about $0.22 to $0.30 per pound.

We cannot predict how commodity prices will fluctuate in the future.

During the period when the plant is idle, we will monitor monthly expenses to ensure they are consistent with our planned expenses.

2.    Different Sources of Oil. At our plant, we can process alternative feedstocks, such as corn oil and animal fats. Each of these feedstocks will need to be refined. We will monitor each of these alternatives and will act when they become profitable for us to run in our plant.

•

DDGS Corn Oil. The most promising economical alternative to soybean oil is corn oil extracted from dried distillers grains with solubles, known as DDGS. The cost saving over soybean oil could be as much as $0.20 per gallon. We believe that corn oil, extracted from DDGS from ethanol plants, is currently the closest oil to being economically available. Several companies are involved with this extraction, but large commercial quantities that could be run in our plant are expected to be 6 to 12 months away.

•

Refined Palm Oil. Our plant can process refined palm oil. Under current market prices, the prices of refined palm oil delivered to our plant and refined soybean oil are essentially the same. Palm oil may become profitable for us to use if palm oil prices decline relative to soybean oil prices.

•

Animal Fat. We are exploring the feasibility of purchasing pretreated animal fat. Due to its higher gel point, biodiesel produced from animal fat or animal fat blends is currently selling at a discount to soy-based biodiesel. The discount ranges from $0.80 - $1.40 per gallon for 100% animal fat biodiesel compared to $0.20 per gallon for animal fat biodiesel blends. Our cost savings, if we utilize animal fat rather than soybean oil, could be $0.10 to $0.15 per gallon. If we use pretreated animal fat, it will be as a blend to lower the over all cost of the soybean oil. We expect to be in a position to use this product in three to four months.

•

Algae Oil. We have been approached by a company with algae oil technology to provide algae oil as a feedstock for use at our plant. The cost reduction of algae oil over soybean oil is estimated to be 20%. However, availability appears to be a year or more away, according to knowledgeable estimates. We are also in contact with two other companies that are developing algae oil. We believe that the availability of commercial quantities of algae oil is expected to be at least one to two years away, but we also know that some companies already have algae oil in production. Algae oil is a non-food oil and its per acre yield is much larger than that of soybean oil. Some in the biodiesel industry view algae oil as the best source of oil. It can be produced in very large quantities, is economical to produce, is easy to grow, is renewable and it is a non-food oil.

3.     Explore Partnerships. We will attempt, through partnerships, to establish link to soybean oil, corn oil or other feedstocks to provide better access to the raw materials we consume and to seek more stable pricing. These partnerships could be in one or more forms, including, but not limited to, merger, sale of our assets, sale of our membership interests or joint ventures. However, none of these initiatives has yet moved beyond a preliminary discussion stage.

4.    Alternative use for Plant. We are exploring the possibility of using the plant to refine glycerin. These discussions are in the early stage. Also, we are exploring leasing our tanks to store crude soybean oil while our plant is idle.

A biodiesel plant is basically a soap-making plant except that steps have been taken to prevent soap formation. We could convert to the manufacture of soap and soap stock. We have not yet examined this alternative to know if it is a viable option.

Available Cash and Cash Requirements

We expect, as of February 28, 2008, to have current assets of approximately $2 million with which we can fund, if Farm Credit agrees, continued plant shutdown for approximately 10 months. However, there is no assurance that Farm Credit will permit us to do so. In order to minimize our interest costs to Farm Credit, we proposed to Farm Credit that this approximately $2 million would be paid down on the construction loan, but would then be available for re-advance to us at our discretion under the revolving loan to cover plant shutdown expenses.

We have estimated, and have advised Farm Credit, of our cash requirements. We estimate that we will incur on average monthly cash expenses of approximately $190,000 per month, excluding Farm Credit's principal and interest, to maintain an idle plant staffed with a minimal crew to prevent damage to the plant and keep in place our key management personnel. Monthly interest payments owing to Farm Credit are currently approximately $130,000 (assuming our current rate of interest and current principal balance). If Farm Credit consents to deferral until August 20, 2009 of the scheduled minimum quarterly principal payment on the construction loan of $912,500 due May 20, 2008, then we believe we can maintain the status quo until at least until the Fall 2008 while we endeavor to implement our strategic plan.

If we are unable to reach mutually acceptable terms with Farm Credit regarding future credit availability and loan repayment terms, then we will have to:

•	find replacement lenders, which we consider unlikely to occur in the current market conditions,
•	sell the plant and pay off the loans to Farm Credit,
•	raise additional funds from an investor or investors to pay Farm Credit, which we consider unlikely to occur in the current market conditions,
•	sell our assets or merge with another entity, or
•	seek bankruptcy court relief including seeking court-mandated refinancing terms with Farm Credit, as a last resort.

Our preference and goal is to accomplish a mutually agreeable restructuring of our loans with Farm Credit and avoid resorting to bankruptcy court relief. However, in the absence of terms and lending arrangements which would allow us to either operate the plant as market conditions permit or to shut down the plant as market conditions require, we may be required to resort to bankruptcy court relief.

We cannot predict the outcome of our negotiations with Farm Credit.

Plant and Equipment

We do not expect to purchase any plant and significant equipment during the next 12 months. As discussed above, if we are unable to reach mutually acceptable terms with Farm Credit regarding future credit availability, then we may have to sell some or all of our plant and equipment.

Research and Development

We do not conduct any research and development activities associated with producing biodiesel or glycerin. However, as part of our strategic plan submitted to Farm Credit, we are investigating our ability to process different oils and our ability to make other uses of our plant.

As noted above, we believe a long-range alternative is to secure feedstock for biodiesel plants that does not compete with food oils. We believed that soybean oil, although a food oil, would provide a bridge to the non-food oils. However, the recent high prices for soybean oil highlight a need for us to use non-food oil, which has become urgent under the current environment.

We are seeking possible alternate sources of oil. We believe that DDGS corn oil extracted from DDGS by ethanol plants, is currently the closest oil to being economically available. Several companies are involved with this extraction, but large commercial quantities that could be run in our plant are expected to be 6 to 12 months away. We are also in contact with two companies that are developing biodiesel based on algae oil. The availability of commercial quantities of algae oil is expected to be at least one to two years away.

Changes in Employment

We estimate that normal operation of a plant of our size would require 36 full-time employees. We believe five full-time employees, together with our General Manager and Operating Manager furnished under our Management Agreement, will be sufficient to maintain an idle plant staffed with a minimal crew to prevent damage to the plant and our business. When market conditions permit us to operate the plant profitably, we will need to staff with temporary workers furnished to us by Renewable Energy Group until we are able to hire the 36 full-time employees we estimate are needed for normal operation of our plant. For the two-month period needed to hire and train our own employees, we estimate the cost of these temporary workers will be approximately $50,000 less than the compensation and benefits of the payroll cost of 36 full-time employees, as we will not need all of the 36 positions to be filled for start-up and training.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 3.	DESCRIPTION OF PROPERTY

Our property consists primarily of the plant and the real estate upon which the plant sits near Algona, Iowa. The plant is fully operational. The plant site is approximately 45 acres, located 1 mile east of Algona, Iowa, and is approximately 50 miles from Interstate 35. The site is adjacent to the main line of the Iowa Chicago & Eastern Railroad, which serves the plant. The plant consists of the following buildings:

•	Principal office building;
•	Processing building;
•	Maintenance building; and
•	Storage tank farm.

The site also contains improvements such as rail tracks and a rail spur, landscaping, drainage systems, a water storage facility and paved access roads. Construction of the plant was substantially complete in December 2007.

As noted above, our credit agreement is secured by a mortgage and security agreement in favor of Farm Credit creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 2007, we know of no person (including any group) who owns beneficially more than 5% of our membership units.

The following table sets forth our membership units beneficially owned as of December 31, 2007 by each of our directors and our named executive officers listed in the Summary Compensation Table, and by all directors and executive officers as a group:

		Amount and Nature of
	Name of	Beneficial	Percent of
Title of Class	Beneficial Owner	Owner	Class
Membership Units	Kenneth M. Clark	330 units	0.70%
Membership Units(1)	Michael Duffy	505 units	1.07%
Membership Units	Michael Kohlhaas	30 units	0.06%
Membership Units(2)	Dale Mechler	300 units	0.64%
Membership Units(3)	Lennon Brandt	280 units	0.59%
Membership Units(4)	Allen A. Kramer	45 units	0.10%
Membership Units(5)	Jack W. Limbaugh, Jr.	60 units	0.13%
Membership Units(1)	Akshay Mahadevia	175 units	0.37%
Membership Units	Jim Meyer	200 units	0.42%
Membership Units(6)	Dan Muller	300 units	0.64%
Membership Units	Larry Sterk	15 units	0.03%
Membership Units(7)	Dean Ulrich	155 units	0.33%

All directors and executive officers as a group		2,395 units	5.08%

(1)

The following directors disclaim beneficial ownership of the following units included above: Mr. Clark – 110 units held by his spouse; Mr. Duffy – 200 units held by his spouse as trustee of a family trust and 95 units held by Holy Cow L.L.C., of which Mr. Duffy is an officer and equally shares voting and investment power; Dr. Mahadevia – 95 units held by Holy Cow L.L.C., of which Dr. Mahadevia is an officer and equally shares voting and investment power; Mr. Meyer – 20 units held by his spouse; and Mr. Muller – 150 units held by his spouse.

(2)

Includes 100 units held in joint tenancy with his spouse with respect to which Mr. Mechler has sole voting and investment power with his spouse and 10 units held by Highview Research, of which Mr. Mechler is Treasurer and shares with three others voting and investment power with respect to such units.

(3)	Includes 250 units held by Lennon Brandt Enterprises, of which Mr. Brandt is the majority owner and has sole voting and investment power, and 30 units held by his spouse.

(4)	Includes 30 units held in joint tenancy with his spouse with respect to which Mr. Kramer has sole voting and investment power.

(5)	Includes 35 units held in joint tenancy with his spouse with respect to which Mr. Limbaugh has sole voting and investment power.

(6)	Includes 150 units held in joint tenancy with his spouse with respect to which Mr. Muller has sole voting and investment power.

(7)	Held in a family trust, of which Mr. Ulrich has sole voting and investment power.

At September 30, 2007 we had a membership units subscription receivable of $135,000 outstanding from the issuance of 150 units to Mr. Muller. This receivable was collected in January 2008. However, accrued and unpaid interest of $20,970 through January 28, 2008 is owed to us by Mr. Muller.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Our business and affairs are managed by and under the direction of a 12 person board of directors. The table below lists our directors and executive officers.

Name	Position with the Company

Lennon Brandt	Director

Kenneth M. Clark	President and Director

Michael L. Duffy	Vice President and Director

Michael Kohlhaas	Secretary and Director

Allen A. Kramer	Director

Jack W. Limbaugh, Jr.	Director

Akshay Mahadevia	Director

Dale Mechler	Treasurer and Director

Jim Meyer	Director

Dan Muller	Director

Larry Sterk	Director

Dean Ulrich	Director

Business Experience of Directors and Officers

The following is a brief description of the business experience and background of our officers and directors:

Lennon Brandt, Age 51, Director since 2006

Mr. Brandt is a self-employed farmer and President and Treasurer of Lennon Brandt Enterprises, Inc., a farming corporation. He has a Bachelor of Science degree in Animal Science from Iowa State University. Mr. Brandt has served as a director since January 26, 2006. He is a member of our Nominating Committee.

Kenneth M. Clark, Age 63, Director since 2006, Chairman and President
Mr. Clark owns Clark Farms, Algona, Iowa, and makes all management decisions for its grain farming operations in Kossuth County, Iowa, Wayne County, Iowa, Poweshiek County, Iowa, and LaRue County, Kentucky. He is the owner of KMC Consultants, Ltd., Algona, Iowa, which advises farmers and assists start-up businesses and operations, and is licensed in Iowa as a real estate agent for farms and farmland. He holds Bachelor of Science and Master of Science degrees in chemical engineering from Mississippi State University. Mr. Clark has served as a director since January 26, 2006. He is Chairman of our Executive Committee.

Michael L. Duffy, Age 57, Director since 2006, Vice President

Mr. Duffy is CEO of Per Mar Security and Research Corp., a midwest security services company based in Davenport, Iowa, that has 1,900 employees and serves 41,000 customers. Mr. Duffy has served as a director since January 26, 2006. He is a member of our Executive Committee and Chairman of our Audit Committee.

Michael L. Kohlhaas, Age 54, Secretary and Director since 2006

Mr. Kohlhaus is and has been the owner and operator of the Mike Kohlhaus Farm since 1973. He has been a director since January 26, 2006. He is a member of our Executive Committee.

Allen A. Kramer, Age 50, Director since 2006

Mr. Kramer is a self-employed farmer, farming 400 acres in Kossuth County, Iowa, and operating a feeder pig finishing operation. Mr. Kramer has been a director since January 26, 2006. He is a member of our Nominating Committee.

Jack W. Limbaugh, Jr., Age 50, Director since 2006

Mr. Limbaugh is owner and operator of Jack's O.K. Tire Service in Algona, Iowa. He has been one of our directors since January 26, 2006. He is also a director of Farmer's State Bank of Algona, Iowa. He is a member of our Compensation Committee.

Dr. Akshay Mahadevia, Age 56, Director since 2006

Dr. Mahadevia is a physician and has been practicing in pulmonary, critical care, and sleep medicine in Davenport, Iowa since 1983. He has been a director since January 26, 2006. He is a member of our Audit Committee.

Dale Mechler, Age 41, DVM, Director since 2006, Treasurer

Dr. Mechler is a veterinarian and has been owner of Suidae Health & Production, a swine veterinary service consulting with hog businesses, since 1998. From 1992 to 1998 he was the owner of Kossuth Veterinary Clinic. He has a Bachelor of Science degree in Animal Science and a Doctor of Veterinary Medicine Degree from Iowa State University. Dr. Mechler has served as a director since January 26, 2006. He is a member of our Executive Committee and Compensation Committee.

Jim Meyer, Age 72, Director since 2006

Mr. Meyer is and has been owner and operator of the Meyer Farm since March, 1966. He has a Bachelor of Science degree from Iowa State University. Mr. Meyer has served as director since January 26, 2006. He is Chairman of our Nominating Committee.

Dan Muller, Age 48, Director since 2006

Mr. Muller has been a self-employed farmer for 20 years. He has been a director since January 26, 2006. He is a member of our Compensation Committee.

Larry D. Sterk, Age 57, Director since 2006

Mr. Sterk has been CEO of Stateline Cooperative since April 7, 1997, responsible for the day-to-day supervision of a full-service agriculture supply cooperative with 125 employees and $100 million in sales. From 1990 until 1997 he was CEO of Farmers Coop Elevator Association in Sheldon, Iowa. He has been a director since January 26, 2006. He is a member of our Audit Committee.

Dean Ulrich, Age 47, Director since 2006
In September 2007, Mr. Ulrich purchased Pixler Electric, a Spencer, Iowa electric contractor, of which he is President. Mr. Ulrich was Vice President of Ventura Coastal Corp. in Ventura, California, from November 1987 until December 2004. There he oversaw all agricultural, production, maintenance, personnel, quality control, warehousing, traffic and drawback departments. He has served as a director since January 26, 2006. He is Chairman of our Compensation Committee.

Significant Employees

Dave Rosenmeyer, Age 40, General Manager since 2007

Mr. Rosenmeyer spent the last 14 months as the general manager of an ethanol facility. His previous employment includes working at Cargill Inc., Koch Ind. & Purina Mill.

Lance White, Age 60, Operations Manager since 2007

Mr. White previously worked in manufacturing pharmaceuticals, polymers and specialty fine chemicals. He obtained a bachelors degree in chemical engineering from the City College of New York and a master’s degree from the University of Cincinnati.

Darci Propst, Age 36, Account Manager since 2007

Ms. Propst previously worked as a business office manager for a long term care facility and also as an accountant for the South Dakota Department of Education.

ITEM 6.	EXECUTIVE COMPENSATION

Summary Compensation Table

On January 26, 2006, our Board of Directors elected Kenneth M. Clark to serve as our President (and principal executive officer), Michael L. Duffy to serve as our Vice President, Michael Kohlhaas to serve as our Secretary and Dale Mechler to serve as our Treasurer (and principal financial officer). We compensated Messrs. Duffy, Kohlhaas and Mechler for their services as indicated in the “Non-Employee Director Compensation” table below.

Securities and Exchange Commission regulations require us to include in our Summary Compensation Table:

•	our principal executive officer or person acting in a similar capacity and principal financial officer or person acting in a similar capacity; and
•	our two most highly compensated officers who were serving as executive officers at the end of 2007, if such officers total compensation, as adjusted, exceeds $100,000.

Our principal executive officer is our President, Kenneth M. Clark, a non-employee consultant and one of our directors. We have no written agreement with Mr. Clark, as his service as our President is on a month-to-month basis. On February 19, 2007, our Board of Directors authorized payment to Mr. Clark of a cash bonus of $66,000 for general management, administrative, oversight and other related services to us for the period from October 1, 2005 to February 28, 2007. On that date, our Board of Directors also authorized payment of $18 per hour to Mr. Clark for serving as our general manager until we could hire a general manager. Mr. Clark received a total of $6,228 for service as our general manager from March 1, 2007 to July 31, 2007. We pay his compensation to his consulting company, KMC Consultants LTD.

Our principal financial officer is our Treasurer, Dale Mechler, a non-employee director. On February 19, 2007, our Board of Directors authorized payment to Mr. Mechler of a cash bonus of $2,000 for management and administrative services provided to us in 2007. In 2007, we had no other executive officers whose total compensation, as adjusted, exceeded $100,000. Mr. Clark and Mr. Mechler are our only named executive officers, or NEOs, whose compensation is required to be included in our Summary Compensation Table.

The following table summarizes the 2007 compensation of our NEOs:

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
				(3)
Kenneth M. Clark President	2007	$0	$72,228(1)	$2,400	$74,628

Dale Mechler Treasurer	2007	$0	$2,000(2)	$1,600	$3,600

(1)

Includes cash bonus to Mr. Clark paid to his firm, KMC Consultants LTD., determined by the Board of Directors for management and administrative services (including pre-incorporation services) for the period October 1, 2005 – February 28, 2007 and $6,228 for servicing as our general manager from March 1, 2007 – July 31, 2007.

(2)	Reflects a cash bonus to Mr. Mechler for management and administrative services provided to us in 2007.

(3)	Reflects Board of Directors meeting fees of $400 per meeting.

Outstanding Equity Awards at Fiscal Year-end

For 2007, we have no outstanding equity awards for our NEOs.

Unit Appreciation Plan

In September 2007, our Board of Directors adopted the East Fork Biodiesel, LLC 2007 Unit Appreciation Plan (the "Unit Plan"). The Unit Plan allows our Board, through a designated administrative committee of our Board (the "Administrative Committee") of our Board, to award incentive compensation opportunities, namely our unit appreciation rights ("Rights"), to members of our Board and key employees. The Rights consist of the right of designated participants to receive cash, at certain designated times following an award, equal to the excess of the fair market value of the Rights on the date of the Award over the fair market value of the Rights on the date of valuation or sale. All Rights awarded under our Unit Plan are subject to a 4-year vesting schedule, except that all Rights are immediately 100% vested upon a participant's

(a)	death;
(b)	disability;
(c)	change in control of our Company due to change in ownership, change in effective control of our Company or change in ownership of a substantial portion of the assets of our Company; or
(d)	retirement of a participant following 5 years of service and attainment of age 65.

Rights are immediately forfeited, whether vested or unvested, upon the conviction of a felony relating to a participant’s employment with us and are forfeited to the extent a Right is unvested upon termination of employment for cause.

Benefits from the Rights granted under our Unit Plan are to be distributed following the termination date of the Participant in five equal annual installments; provided, however, if a participant elects, the payment can be made in a single lump sum or in equal installments over 5, 10, 15 or 20 years.

If a participant elects to change his payment election, the change must be (a) in writing and filed with the Administrative Committee at least 12 months prior to the date payment will be made to the participant and (b) the payments must be deferred at least five years.

A participant’s account will be immediately distributed in a single lump sum upon the participant’s death, disability, termination for cause or change in control of our Company. Benefits under our Unit Plan are tied directly to the fair market value of the Rights on the date of the award and the date of payment. Therefore, the level of benefit is contingent on our membership units increasing in value.

For 2007, the Board awarded only one award of 5 units to Darci Propst, our account manager.

Compensation of Directors

Beginning in March 2007, non-employee directors received $400 for each Board of Directors meeting attended, in person or telephonically, and $40 per hour for meetings of any committee of the Board of Directors. Our Board of Directors has four committees: Executive Committee, Audit Committee, Compensation Committee and Nominating Committee. No director received committee meeting fees in 2007. Our Board of Directors met 12 times in 2007, but meeting fees for those in attendance were paid for only six of those meetings. Also, we reimburse our directors for their mileage at the standard IRS rate and expenses related to their service as our directors. Our Executive Committee met one time in 2007. No other committees of the Board of Directors met in 2007. No non-employee director provided compensated services in 2007, except that on February 19, 2007 our Board of Directors authorized payment to:

•

Mr. Clark of a cash bonus of $66,000 for project coordination and general management and administration and other related services to us for the period October 1, 2005 – February 8, 2007. On February 19, 2007, our Board of Directors authorized payment of $18 per hour for serving as our general manager until we could hire a general manager. Mr. Clark received a total of $6,228 for serving as our general manager from March 1- July 31, 2007. We pay his compensation to his consulting company, KMC Consultants LTD. See “Summary Compensation Table” above;

•

Mr. Kohlhaas of a cash bonus of $8,500 for management and administrative functions provided to us in 2007, prior to our hiring full-time managers, and $880 for director consulting work at $40 per hour;

•

Mr. Kramer of a cash bonus of $11,500 for providing management and oversight during our start-up of operations provided to us in 2007, prior to our hiring full-time managers. On January 11, 2007, we entered into an agreement with Mr. Kramer to assist us with the bidding and contracting with our natural gas pipeline builder and management firm. The agreement provides for compensation of $40 per hour while providing such services to us, as well as reasonable travel expenses. During 2007 Mr. Kramer did not receive any compensation under this agreement;

•	Mr. Mechler of a cash bonus of $2,000 for management and administrative services provided to us in 2007, prior to our hiring full-time managers. See “Summary Compensation Table” above;
•

Mr. Muller of a cash bonus of $17,500 for providing management and oversight during our start-up of operations provided to us in 2006 and paid in 2007, prior to our hiring full-time managers. On January 11, 2007, we entered into an agreement with Mr. Muller to serve as our owner’s representative during certain phases of construction of our plant. The agreement provides for compensation of $40 per hour while providing such services to us, as well as reasonable travel expenses. During 2007 Mr. Muller received $1,320 in compensation under this agreement; and

•

Mr. Ulrich of a cash bonus of $2,000 for providing waste water management oversight and serving as our owner’s representative during certain phases of construction of our plant provided to us in 2007, prior to our hiring full-time managers.

The following table summarizes 2007 non-employee director compensation:

Name	Fees Earned or Paid in Cash	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
(1)		(2)
Lennon Brandt	$2,400	$0	$ 0	$ 2,400
James E. Black(3)	0	0	0	0
Michael L. Duffy	2,000	0	0	2,000
Michael Kohlhaas	2,400	0	9,380(4)	11,780
Allen A. Kramer	2,400	0	11,500(5)	13,900
Jack W. Limbaugh, Jr.	2,000	0	0	2,000
Akshay Mahadevia	1,200	0	0	1,200
Jim Meyer	2,400	0	350(6)	2,750
Dan Muller	2,000	0	19,070(7)	21,070
Larry Sterk	2,400	0	0	2,400
Dean Ulrich	2,400	0	2,250(8)	4,650

(1)	Includes all non-employee directors who served in 2007, except for Mr. Clark and Mr. Mechler, whose compensation appears in the table captioned “Summary Compensation Table” above.

(2)

No cash compensation for participating directors received during 2007 was deferred under the East Fork Biodiesel, LLC NonQualified Deferred Compensation Plan, a supplemental deferred compensation plan for the benefit of all members of our Board of Directors.

(3)	Mr. Black resigned as a director on October 15, 2007 because of other prior commitments.

(4)	Reflects $8,500 for management and administrative functions and $880 for director consulting work at $40 per hour.

(5)	Reflects $11,500 for providing management and oversight functions during our start-up of operations.

(6)	Reflects $350 for director consulting work at $40 per hour.

(7)

Reflects $17,500 for providing management and oversight functions during our start-up of operations; $250 for director consulting work at $40 per hour; and $1,320 in compensation under our agreement with him.

(8)	Reflects $2,000 for providing waste water management oversight and $250 for director consulting work at $40 per hour.

Director Deferred Compensation Plan

In September 2007, our Board adopted the East Fork Biodiesel, LLC NonQualified Deferred Compensation Plan (the “Director Plan”). Our Director Plan is a supplemental deferred compensation plan for the benefit of all members of our Board of Directors. Under our Director Plan, participants are permitted to make elective deferrals of all or any portion of their compensation and our Company may, but is not required to, make discretionary contributions to each participant’s account. All participant deferral and Company contributions are credited to individual participant accounts as a bookkeeping entry on the records of our Company. The participants are further credited with interest earnings on their individual accounts equal to 1% below the national prime rate as reported from time to time in The Wall Street Journal. The participants are 100% immediately vested in their deferral and Company contribution accounts.

Benefits under the Director Plan are to be paid upon:

•	separation from service from our Company;
•	death;
•	disability; or
•	change in control of our Company due to a change in our ownership, in our effective control or in the ownership of a substantial portion of our assets.

All payments are to be made within 30 days of the occurrence of a designated payment event. Payment is to be made in cash, as elected by the participant, in lump sum or in quarterly installments for a period not to exceed 10 years.

On November 19, 2007 our Board decided to defer payment to our directors of fees for Board and committee meetings for the period September 1, 2007 through December 31, 2008 in light of our current financial situation. If our financial situation improves, the directors will be paid for all fees properly earned during this period.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Since our inception, we have engaged in transactions with the following related parties:

•

we paid KMC Consultants LTD., owned by our principal executive officer and one of our directors, Mr. Clark, during 2007, $72,228 for Mr. Clark’s consulting services. See “Executive Compensation” above;

•

in addition to this compensation we paid to Mr. Clark, Messrs. Kohlhaas, Kramer, Mechler, Muller and Ulrich, certain of our directors, cash bonuses during 2007 in recognition of their services during the start-up of our operation. See “Executive Compensation” above;

•

we entered into an agreement with Mr. Kramer, one of our directors, to assist us with the bidding and contracting with our natural gas pipeline builder and management firm. During 2007 Mr. Kramer did not receive any compensation under this agreement. See “Executive Compensation” above;

•

we entered into an agreement with Mr. Muller, one of our directors, to serve as our owner’s representative during certain phases of construction of our plant. During 2007 Mr. Muller received $1,320 in compensation under this agreement. See “Executive Compensation” above;

•

our director, Mr. Meyer, served as a director of Western Iowa Energy, LLC, a competitor of ours, from August 2003 to March 2007, when his term expired (Mr. Meyer was elected as one of our directors on January 26, 2006);

•

we issued 50 units to Ag Visions Enterprises, LLC (“Ag Visions”) in lieu of cash payment of $50,000 for consulting services we received from Ag Visions under our consulting agreement with Ag Visions. These are only membership units held by Ag Visions, and amount to less than 1% of our outstanding membership units. See “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” below; and

•

we expect to issue, on or about January 28, 2008, 2,000 units valued at $1,000 per unit to REG Ventures, LLC in lieu of cash payment of $2,000,000 for construction services we received from REG Construction Services under the Design-Build Agreement dated October 10, 2006 with REG Construction Services. These will be the only membership units held by REG Ventures, LLC, and amount to less than 5% of our outstanding membership units. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" below.

ITEM 8. DESCRIPTION OF SECURITIES

We currently have 49,159 membership units issued and outstanding (assuming the issuance of 2,000 membership units to REG Ventures, LLC as explained in the notes to our Equity Compensation Information table in Part II, Item 1 below). Our operating agreement provides that admission as a member requires the approval of our Board, and admission may be refused in the sole discretion of our Board. Further, our operating agreement prohibits the acquisition, without the prior written consent of our Board:

•	of units constituting more than 30% of our total outstanding voting interests; or
•	of units constituting, in the aggregate, more than $1,000,000 of our economic interests.

We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization, as amended (our “articles”), and operating agreement, as amended (our “operating agreement”), attached as exhibits to this registration statement.

Each of our unit holders is a member of our company and has the right to receive a share of our profits and losses, to receive distributions of our assets, if and when declared by our directors, and to participate in the distribution of our assets if we are dissolved or liquidated. Additionally, each member has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of our members. If a membership interest is terminated, regardless of whether or not units have been transferred or we admit a substitute member, the original member will lose all of his or her rights to vote the units and the right to have access to information concerning our business and affairs. However, a member will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets if the company is liquidated or terminated.

Voting Rights

Each of our members is entitled to one vote per unit owned. Our members may vote their units in person or by proxy on all matters coming before our members for vote. Our members do not have cumulative voting or pre-emptive rights.

Our operating agreement provides that our directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:

•	Cause or permit us to engage in any activity that is inconsistent with our purposes;
•

Knowingly act in contravention of the amended and restated operating agreement or act in a manner that would make it impossible for us to carry on our ordinary business, except as otherwise provided in our operating agreement;

•	Possess our property or assign rights in our property other than for our purposes; or
•	Cause us to voluntarily take any action that would cause our bankruptcy.

In addition to the above actions, the Board must receive consent of a majority of the membership voting interests to do the following:

•	Merge, consolidate, exchange or otherwise dispose of at one time, all or substantially all of our property, except for a liquidating sale of the property in connection with our dissolution;
•	Confess a judgment against us in an amount in excess of $500,000;
•	Issue units at a purchase price of less than $1,000 per unit;
•	Issue more than an aggregate of 50,000 units; and
•	Cause us to acquire any equity or debt securities of any director or any of our affiliates, or otherwise make loans to any director or any of our affiliates.

Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Our voluntary dissolution may be affected only upon the prior approval of a 75% majority of our membership voting interests.

Transfer Restrictions

A member’s ability to transfer our units is restricted by federal and state securities laws. Our units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our operating agreement restricts the transfer of our units. Members may transfer their units to any person or organization only if such transfer meets the pre-conditions to a transfer under our operating agreement and:

•	Has been approved by our directors in accordance with the terms of our operating agreement; or
•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.

To maintain our partnership tax status, our units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, the NASDAQ Stock Market or any other stock exchange. To help ensure that a market for our units does not develop, our operating agreement prohibits transfers without the approval of our directors. Our directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by our directors during the tax year. If any member transfers our units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

We have only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). See the section “Recent Sales of Unregistered Securities.”

Distributions

We have not made any distributions to our members. Revenues generated from our operations will be distributed to our members by our directors, in their discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by us in any loan agreements with our lenders in effect from time to time. Our directors will endeavor to provide for cash distributions at such times and in such amounts as will permit our members to make timely payment of income taxes, subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by us in any loan agreements with our lenders from time to time in effect, and our being profitable at such time.

We have no outstanding options or warrants to purchase, or securities convertible into, our membership units. On or about January 28, 2008 we expect to have 49,159 membership units issued and outstanding. This assumes the issuance of 2,000 membership units to REG Ventures, LLC on or about January 28, 2008. We have approximately 1,611 members. In addition, it is likely that the 8,768 units purchased in our private seed capital offerings, the 38,341 units purchased in our primary capital offering, the 2,000 units we expect to be issued to REG Construction Services on or about January 28, 2008 in lieu of cash payment for construction services we received under the Design-Build Agreement with REG Construction Services and 50 units issued to Ag Visions in lieu of cash payment for consulting services we received will be subject to Rule 144 under the Securities Act. See "Equity Compensation Plan Information" below regarding the REG Construction Services and Ag Visions membership units issuances. Finally, except as noted in the table below, we have not offered any compensation plans under which equity securities are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

Information as of September 30, 2007 with respect to equity compensation plans is as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	0	$0.00	0
Equity compensation plans not approved by security holders	50(1)(2)	$1,000.00	0(1)(2)

(1)

In connection with an individual compensation arrangement, on October 16, 2006 our Board of Directors issued 50 units valued at $1,000 per unit to Ag Visions in payment in lieu of cash payment of $50,000 for consulting services we received from Ag Visions. In March 2006, we entered into a consulting agreement with Ag Visions to serve as our Project Consultant. The fee for the service was $3,200 per month, plus bonuses for reaching certain milestones relative to the signing of the consulting agreement, completion of our business plan, obtaining our loan commitment, achieving our loan closing and the starting of our equity drive. For fiscal year 2006, we  incurred consulting charges of $132,258, which includes $50,000 of services exchanged for 50 units issued to Ag Visions, and for 2007, $92,801 in consulting costs. Our Board determined the $1,000 per unit price was consistent with our June 22, 2006 Iowa registered offering of membership units (amended September 7, 2006) at a sale price of $1,000 per unit.

(2)

For 2008, in connection with an individual compensation arrangement entered into on or about January 28, 2008, our Board of Directors expects to authorize the issuance of 2,000 units valued at $1,000 per unit to REG Ventures, LLC (subject to completion of the necessary documentation) in lieu of cash payment of $2,000,000 for construction services we received from REG Construction Services under the Design-Build Agreement dated October 10, 2007. Our Board determined the $1,000 per unit price was consistent with our June 22, 2006 Iowa registered offering of membership units (amended September 7, 2006) at a sale price of $1,000 per unit. On or about January 28, 2008, the aggregate number of the company's remaining authorized membership units available for issuance is 841 units (assuming units outstanding of 49,159 after giving effect to the issuance of 2,000 units to REG Ventures, LLC). Some or all of these 841 units may in the future be approved by the Board for issuance under individual compensation arrangements.

ITEM 2.	LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings or claims. As discussed above, we may face the need to seek bankruptcy court relief. Our preference and goal is to accomplish a mutually agreeable restructuring of our loans with Farm Credit and avoid resorting to bankruptcy court relief. However, in the absence of terms and lending arrangements which would allow us to either operate the plant as market conditions permit or to shut down the plant as market conditions require until December 31, 2009, we may be required to resort to bankruptcy court relief. See “Management’s Plan of Operation” above.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Christianson & Associates, PLLP, Certified Public Accountants (“Christianson”), was our independent auditor since our inception through March 31, 2006. Christianson’s reports on our financial statements have not contained any adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by our Board of Directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure, which, if not resolved to the former account’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have received a response that Christianson agrees with this disclosure. McGladrey & Pullen, LLP, Certified Public Accountants, has been our independent registered public accounting firm since March 31, 2006. All financial statements in this document have been audited by McGladrey & Pullen, LLP.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

In the first calendar quarter of 2006, we sold:

•	200 of our membership units to our founding members at a price of $250 per unit and received a total of $50,000;
•	1,553 of our membership units to three of our founding members and 19 additional members at a price of $333 per unit and received a total of $517,666; and
•

7,015 of our membership units to our seed capital members at a price of $500 per unit and received a total of $3,507,500. These units were issued under a private placement memorandum in which we offered a maximum of 10,000 units at an offering price of $500 per unit for a total offering of $5,000,000. On March 31, 2006 the private placement memorandum for the seed capital offering was closed and the seed capital subscription agreements from the seed capital were accepted and approved.

We claimed exemption from federal registration with respect to these membership unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings) and Rule 147 of the Securities Act of 1933. We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.

On June 22, 2006, we conducted our primary capital offering that was a registered offering in the State of Iowa, but was exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. This offering was amended to increase the offering size on September 7, 2006. We registered a minimum of 31,000 membership units and a maximum of 40,000 membership units at an offering price of $1,000 per unit. On October 16, 2006 we accepted 34,294 membership units at a sale price of $1,000 per unit. There were six additional closings occurring on various dates between November 20,

2006 and June 15, 2007 in which an additional 4,047 membership units were accepted at $1,000 per unit. From our sales of membership units we received total aggregate proceeds of approximately $38,341,000.

On October 16, 2006 our Board of Directors issued 50 units valued at $1,000 per unit to Ag Visions, in lieu of cash payment of $50,000 for consulting services we received from Ag Visions. We believe the Ag Visions and REG Ventures, LLC issuances are exempt from federal registration with respect to these sales of our membership units under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.

Our Board of Directors expects to issue 2,000 units valued at $1,000 per unit to REG Ventures, LLC on or about January 28, 2008 in lieu of cash payment for $2,000,000 for construction services we received from REG Construction Services under the Design-Build Agreement dated October 10, 2006. Our Board determined the $1,000 per unit price was consistent with our June 22, 2006 Iowa registered offering of membership units (amended September 7, 2006) at a sale price of $1,000 per unit.

We were able to rely on Section 3(a)(11) for the seed capital offering, Iowa registered offering, and Ag Visions and REG Ventures, LLC issuances because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Iowa law, no director or officer will be personally liable for any of our debts, obligations or liabilities merely because he or she is a director or officer. In addition, our articles and operating agreement contain broad indemnification.

First, we are required to indemnify any director or officer who was or is a party, or who is threatened to be made a party to any current or potential legal action because of his or her position as one of our directors or officers. Second, we must also indemnify these individuals if they were serving another entity at our request.

We must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings.

Third, our operating agreement requires us to indemnify our directors or officers, to the maximum extent permitted under Iowa law, for any liability or damages, including reasonable attorneys’ fees, related to any act or omission by our directors or officers in connection with our business. Fourth, our operating agreement requires us to indemnify any director or officer, to the maximum extent permitted under Iowa law, for any liability or damages, including reasonable attorneys’ fees related to any action brought by one of our members against our directors or officers, including a derivative suit.

In addition, our operating agreement provides that none of our directors or officers will be personally liable to us for any breach of their fiduciary duties, except as required under Iowa law. This provision, however, does not limit a director’s or officer’s liability for:

•	breaches of a director’s or officer’s duty of loyalty to us or our members;
•	for acts or omissions not in good faith or which involve misconduct or knowing violation of law; or
•	for a transaction from which the director or officer derived an improper personal benefit or received a wrongful distribution in violation of Iowa law.

PART III

ITEM 1.	INDEX TO EXHIBITS

The following exhibits are filed as part of this report:

3.1	Articles of Organization of East Fork Biodiesel, LLC dated January 5, 2006, as amended on January 27, 2006

3.2	Operating Agreement of East Fork Biodiesel, LLC dated January 26, 2006, as amended effective May 4, 2006

10.1	Master Loan Agreement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.2	Administrative Agency Agreement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.3	Construction and Revolving Term Loan Supplement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.4	Construction and Term Loan Supplement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.5	Management and Operational Services Agreement between Renewable Energy Group, LLC and East Fork Biodiesel, LLC dated September 26, 2006

10.6	Design-Build Agreement between East Fork Biodiesel, LLC and REG Construction Services, LLC dated October 10, 2006

10.7	Firm Throughput Service Agreement between Northern Natural Gas Company and East Fork Biodiesel, LLC dated September 11, 2006, as amended of even date

10.8	East Fork Biodiesel, LLC 2007 Unit Appreciation Agreement dated September 17, 2007

10.9

Board of Directors Nonqualified Deferred Compensation Plan Adoption Agreement of East Fork Biodiesel, LLC dated September 17, 2007 and Lane & Waterman LLP Prototype Nonqualified Deferred Compensation Plan Basic Plan Document

10.10	Contract between East Fork Biodiesel, LLC and Allen Kramer dated January 11, 2007

10.11	Contract between East Fork Biodiesel, LLC and Dan Muller dated January 11, 2007

16	Letter on Change in Certifying Accountant from Christianson & Associates, PLLP dated January 24, 2008

24	Power of Attorney

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST FORK BIODIESEL, LLC

Date: January 28, 2008	By:
Kenneth M. Clark, President

PART F/S

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
East Fork Biodiesel, LLC (A Development Stage Company)

We have audited the balance sheet of East Fork Biodiesel, LLC (A Development Stage Company) as of September 30, 2007, and the related statements of operations, members’ equity and cash flows for the year ended September 30, 2007 and the periods from January 5, 2006 (date of inception) to September 30, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Fork Biodiesel, LLC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the year ended September 30, 2007 and the periods from January 5, 2006 (date of inception) to September 30, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced significant increases in the input costs of its products causing it to suspend plant operations in December 2007 after initial testing and production start-up and has been notified by its bank that its senior credit facility is considered to be a distressed loan under which the bank is unwilling to make any further advances pending renegotiation and restructuring, which together raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/McGladrey & Pullen

Davenport, Iowa
January 28, 2008

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

F-2

East Fork Biodiesel, LLC (A Development Stage Company) Balance Sheets September 30, 2007 and 2006

Assets (Note 3)	2007	2006

Current Assets:
Cash and cash equivalents	$168,926	$471,529
Margin deposit	1,190,558	—
Prepaid expenses	48,905	9,410

	1,408,389	480,939

Property and Equipment:
Land	539,291	530,291
Construction in progress	55,784,680	2,500,000
Equipment	56,920	22,530

	56,380,891	3,052,821
Accumulated depreciation	(10,209)	(2,253)

	56,370,682	3,050,568

Other Assets:
Cash in escrow	718,550	—
Deferred financing costs, net of $16,500 of accumulated amortization	377,637	31,026
Deferred offering costs	—	282,498

	1,096,187	313,524

	$58,875,258	$3,845,031

Liabilities and Members’ Equity

Current Liabilities:
Current maturities of long-term debt (Note 3)	$10,322,010	$—
Accounts payable and accrued expenses	200,898	37,934
Derivative instruments	517,724	—
Construction payable, including $2,717,261 of retainage (Note 6)	6,283,239	—

Total current liabilities	17,323,871	37,934

Commitments (Notes 6 and 7)

Members’ Equity (Note 2):
Member contributions, net of issuance costs, units outstanding 2007 47,159; 2006 8,768	42,094,543	4,075,166
Member units earned but not issued	—	50,000
Membership units subscription receivable (Note 2)	(135,000)	—
Deficit accumulated during the development stage	(408,156)	(318,069)

	41,551,387	3,807,097

	$58,875,258	$3,845,031

See Notes to Financial Statements.
F-3

East Fork Biodiesel, LLC (A Development Stage Company) Statements of Operations

	Year Ended September 30, 2007	January 5, 2006 (Date of Inception) to September 30, 2006	January 5, 2006 (Date of Inception) to September 30, 2007

Revenues	$—	$—	$—

Expenses:
Consulting fees (Note 4)	125,101	132,258	257,359
General and administrative	472,601	207,847	680,448
Depreciation	7,956	2,253	10,209

	605,658	342,358	948,016

Loss before other income	(605,658)	(342,358)	(948,016)

Other income (expense):
Grants and other income	7,980	5,500	13,480
Interest income	1,231,757	18,789	1,250,546
Loss on derivative instruments	(724,166)	—	(724,166)

	515,571	24,289	539,860

Net loss	$(90,087)	$(318,069)	$(408,156)

Weighted average basic and diluted units outstanding	44,741	8,768	32,390

Net loss per unit - basic and diluted	$(2.01)	$(36.28)	$(12.60)

See Notes to Financial Statements.
F-4

East Fork Biodiesel, LLC (A Development Stage Company)

Statements of Members’ Equity For Period from January 5, 2006 (Date of Inception) to September 30, 2006 and for the Year Ended September 30, 2007

Balance, January 5, 2006 (date of inception)	$—
Issuance of 200 membership units at $250 per unit (Note 2)	50,000
Issuance of 1,553 membership units at $333 per unit (Note 2)	517,666
Issuance of 7,015 membership units at $500 per unit in March 2006 (Note 2)	3,507,500
Member units earned for consulting services but not issued (Note 4)	50,000
Net loss	(318,069)

Balance, September 30, 2006	3,807,097
Issuance of 38,341 membership units at $1,000 per unit (Note 2)	38,341,000
Offering costs	(371,623)
Issuance of 50 member units for services	—
Membership units subscription receivable (Note 2)	(135,000)
Net loss	(90,087)

Balance, September 30, 2007	$41,551,387

See Notes to Financial Statements.
F-5

East Fork Biodiesel, LLC (A Development Stage Company)

Statements of Cash Flows
	Year Ended September 30, 2007	January 5, 2006 (Date of Inception) to September 30, 2006	January 5, 2006 (Date of Inception) to September 30, 2007

Cash Flows from Operating Activities:
Net loss	$(90,087)	$(318,069)	$(408,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,956	2,253	10,209
Unrealized loss on derivative financial instruments	517,724	—	517,724
Member units earned for consulting services	—	50,000	50,000
Changes in working capital components:
Increase in margin deposit	(1,190,558)	—	(1,190,558)
Increase in prepaid expenses	(39,495)	(9,410)	(48,905)
Increase in accounts payable and accrued expenses	128,922	18,915	147,837

Net cash used in operating activities	(665,538)	(256,311)	(921,849)

Cash Flows from Investing Activities:
Purchase and construction of property and equipment	(46,975,270)	(3,052,821)	(50,028,091)
Increase in cash in escrow, net	(718,550)	—	(718,550)

Net cash used in investing activities	(47,693,820)	(3,052,821)	(50,746,641)

Cash Flows from Financing Activities:
Issuance of membership units	38,206,000	4,075,166	42,281,166
Payments of offering costs	(108,144)	(263,479)	(371,623)
Payments of financing costs	(363,111)	(31,026)	(394,137)
Proceeds from long-term borrowings	10,322,010	—	10,322,010

Net cash provided by financing activities	48,056,755	3,780,661	51,837,416

Net increase (decrease) in cash and cash equivalents	(302,603)	471,529	168,926

Cash and cash equivalents:
Beginning	471,529	—	—

Ending	$168,926	$471,529	$168,926

Supplemental Disclosures of Noncash Operating and Financing Activities:
Construction in progress included in accounts and construction payable	$6,336,300	$—	$6,336,300
Amortized financing costs included in construction in process	16,500	—	16,500
Deferred offering costs included in accounts payable	—	19,019	—

See Notes to Financial Statements.
F-6

East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies Nature of business:

East Fork Biodiesel, LLC (the Company), located in Algona, Iowa, was formed on January 5, 2006 to pool investors to build a 60 million gallon annual production biodiesel manufacturing plant. As of September 30, 2007, the Company is in the development stage with its efforts being principally devoted to organizational, equity-raising activities and construction of the biodiesel plant. The plant was substantially complete and started the testing phase on December 5, 2007. In December the plant produced approximately 1.1 million gallons of biodiesel and then shut down due to the current adverse market conditions. (See Note 7).

Significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk: The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment: Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years for office equipment. Construction in progress is comprised of costs related to the construction of the biodiesel plant. These expenditures will be depreciated using the straight-line method over the estimated useful lives of three to seven years for equipment and fifteen to forty years for buildings and improvements, once construction is completed and the assets are placed into service.

Maintenance and repairs are expensed as incurred and major improvements and betterments are capitalized. As of September 30, 2007 the Company had capitalized $104,159 of interest and financing costs in construction in progress, all of which were incurred in the year ended September 30, 2007.

Cash in escrow: As of September 30, 2007 the Company had two agreements that required cash to be deposited in escrow with a bank. Under one agreement $300,000 was required to be deposited to cover construction costs of a natural gas pipeline. At September 30, 2007 the balance of this escrow account was $211,550. The second agreement is with a natural gas company and requires an escrow of $507,000 to cover storage transportation and/or construction of the town border station. Under the terms of the agreement the escrow will be released at the discretion of the natural gas company but no less than 1/15 of the total deposit annually beginning on October 1, 2008. The agreement also required an additional security deposit of $45,589 to be paid in October 2007.

Offering costs: The Company classifies all costs directly related to raising capital as deferred offering costs until the capital is raised, at which point the costs are reclassified as an offset to equity as issuance costs. Offering costs of $282,498 were incurred and deferred as of September 30, 2006. These costs, in addition to $89,125 of costs incurred in fiscal year 2007, were offset against equity during the year ended September 30, 2007.
F-7

East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Deferred financing costs: Expenditures directly related to securing long-term financing are recorded as a deferred cost on the balance sheet. These costs are being amortized using the effective interest method over the term of the credit agreement. During the year ended September 30, 2007, the Company amortized $16,500 of these costs to construction in progress.

Derivative instruments: The Company has entered into derivative contracts to hedge its exposure to price risk related to forecasted soybean oil purchases and forecasted biodiesel sales. These derivative contracts are accounted for under Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

Although the Company believes its derivative positions are economic hedges, none have been designated as hedges for accounting purposes. Therefore, derivative positions are recorded on the balance sheet at their fair market value, with changes in fair value recognized in the statement of operations. The Company recognized a net loss of $724,166 during the year ended September 30, 2007 which consisted of a realized loss of $206,442 and an unrealized loss of $517,724. There was no derivative activity in the period ended September 30, 2006.

Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Loss per unit: Loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented.

Organizational and startup costs: The Company expenses all organizational and startup costs as incurred.

Fair value of financial instruments: The estimated fair value of financial instruments was determined by reference to various market data and other valuation techniques as appropriate. The carrying amounts of cash and cash equivalents, margin deposits, cash in escrow, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The carrying value of the debt also approximates fair value as the interest rate reprices when market interest rates change. The fair values of the derivative instruments are based on quoted prices in active exchange-traded or over-the-counter markets.
F-8

East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 2. Members’ Equity

The Company was formed on January 5, 2006 to have a perpetual life. The Company has one class of membership units with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.

The Company was initially capitalized by founding members who contributed a total of $50,000 in exchange for 200 units at $250 per unit. Subsequently, a total of 1,553 units valued at approximately $333 per unit for a total of $517,666 were issued to three of the founding members and nineteen additional members. The Company was further capitalized by additional seed capital members who contributed an aggregate of $3,507,500 in exchange for 7,015 units at $500 per unit. These units were issued under a private placement memorandum in which the Company offered a maximum of 10,000 units at an offering price of $500 per unit for a total offering of $5,000,000. On March 31, 2006 the private placement memorandum for the seed capital offering was closed and the seed capital subscription agreements were accepted and approved.

On June 22, 2006, the Company issued an Iowa registered offering of membership units which was amended to increase the offering size on September 7, 2006. The intrastate offering was set for a minimum of 31,000 membership units up to a maximum of 40,000 units for sale at $1,000 per unit, for a minimum offering amount of $31,000,000 and a maximum offering amount of $40,000,000. The minimum purchase requirements were 10 units for a minimum investment of $10,000. On October 16, 2006 the Company accepted 34,294 units at $1,000 per unit. There were six additional closings occurring on various dates between November 20, 2006 and June 15, 2007 in which an additional 4,047 units were accepted at $1,000 per unit. At September 30, 2007 there was a membership units subscription receivable of $135,000 outstanding from the issuance of 150 units to a member. The receivable was collected in January 2008.

Note 3.           Long-Term Debt

On January 30, 2007, the Company entered into a $36,500,000 senior credit agreement consisting of a $12,000,000 revolving-term loan and a $24,500,000 construction-term loan which will be used for working capital and to complete the biodiesel project. The construction-term loan consists of two phases: a “start-up phase” during which the Company makes periodic requests for fund advances to meet construction obligations, and at the completion of construction, a “term loan phase” where the loan will convert to a “senior debt instrument”. The construction loan is secured by substantially all the assets of the Company and is payable in quarterly installments of $912,500 beginning on May 20, 2008. The revolving term loan may be drawn down and repaid from time to time during the term of the credit agreement, but the availability will be reduced by $2,000,000 semi-annually beginning on November 1, 2015. The credit agreement also provides for a special annual payment equal to 75% of “Free Cash Flow” as defined in the agreement, limited to a total payment $2,000,000 annually and $7,000,000 in aggregate, provided that the payment does not result in a covenant default. At September 30, 2007 $10,322,010 was outstanding under the credit agreement.

The Company shall select one or more of the following interest rate options under the credit agreement:

Agent Base Rate: A variable interest rate equal to the rate established by the Agent plus three-quarters of one percent (0.75%) per annum.

Quoted rate: A fixed rate per annum to be quoted by the Agent in its sole discretion in each instance.

LIBOR: A fixed rate per annum equal to London Inter Bank Offered Rate at the date selected plus 3.25%.
F-9

East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 3.           Long-Term Debt (Continued)

Interest shall be calculated by multiplying the actual number of days elapsed in the period for which interest is being calculated based on a 360-day year.

During the start-up phase, only the Agent Base Rate option is available (8.5% at September 30, 2007).

The loans are subject to affirmative and negative covenants outlined in the Master Loan Agreement. Significant covenants are as follows:

Working capital: Company will have at the end of each period for which financial statements are required an excess of current assets over current liabilities of not less than $11.0 million at the earlier of start-up or December 16, 2007.

Debt service coverage ratio: Company will have at the end of each fiscal year effective with fiscal year ending September 30, 2008, a debt service coverage ratio for the year of not less than 1.25:1.00.

Net worth: Prior to the initial loan advance, the Company must secure evidence of funding from invested equity capital of not less than $41,075,000. Thereafter, the Company is continuously required to maintain a net worth of not less than $39,500,000, increasing to $41,075,000 effective at fiscal year ending 2008 and continuously thereafter.

Capital expenditures: During any fiscal year of the Company after operations have commenced, the Company will not, without prior consent of the lender, expend more than $500,000 on capitalized expenditures.

The credit agreement also provides for an event of default if the lender determines that there has been a material adverse change in the Company’s financial condition, results of operations, or ability to perform its obligations under the agreement. In November 2007 the Company was informed by its lender that the senior credit facility was considered to be a distressed loan subject to restructuring. As a result, all of the debt has been classified as current in the financial statements.

In June 2006, the Company entered into a financial assistance contract with the Iowa Department of Economic Development whereby the Company was awarded a $100,000 forgivable loan and a $300,000 non-interest bearing loan. The Company is obligated to create 36 full-time equivalent jobs, with 30 of the created jobs having starting wages, including benefits, that meet or exceed $16.09 per hour with an average rate per hour including benefits of $19.47. The Company was also required to execute promissory notes which outline the repayment obligations and terms and conditions of each loan. As of September 30, 2007, no amounts have been received or requested.

F-10

East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 4. Related Party Transactions

The Company paid a consulting company owned by a member for project coordination, administration and consulting services, under the terms of an unwritten, month-to-month consulting arrangement. The member is also Chief Executive Officer and a member of the Board of Directors. During the fiscal year ended September 30, 2007, the Company had incurred consulting charges of approximately $72,300 under this agreement.

In March 2006, the Company entered into a consulting agreement with an entity, owned by a member of the Company, to serve as the Company’s project consultant. The fee for the services is $3,200 per month, plus bonuses for reaching certain milestones relative to the signing of the contract, completion of the business plan, loan commitment, loan closing and the starting of the equity offering. The consulting agreement ended in 2007. The Company incurred consulting charges of $132,258, which included $50,000 of services exchanged for 50 units issued to the consulting company, during the period ended September 30, 2006, and $92,801, including $40,000 of fees that were capitalized as deferred financing costs, during the year ended September 30, 2007.

Note 5.           Benefit Plans

On September 17, 2007 the Company adopted a 2007 Unit Appreciation Plan whereby a committee of the Board of Directors can identify certain board members and employees to receive awards under the plan in the form of unit appreciation rights. The rights vest over a four year period and provide for a cash payment equal to the increase in the fair market value of the units since the grant date. The awards are payable at the later of the recipient attaining age 65 or his/her termination date. The plan also provides for a single lump sum payment in the event of disability, death or a change in control. On September 18, 2007, five units were issued under the plan for which the expense was insignificant.

On September 30, 2007 the Company also adopted a nonqualified deferred compensation plan for its directors whereby they may elect to defer payment a portion of their director fees.

Note 6.           Commitments and Contingencies

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $77,575,000. The Company is funding the development of the biodiesel plant by a combination of membership equity sales and debt financing of approximately $36,500,000.

The Company entered into a design-build agreement with REG Construction Services, LLC, for construction of the biodiesel plant for $57,238,000 due in monthly progress payments. The agreement provides for a 5% retainage to be withheld from each invoice. As of September 30, 2007 the contract was increased by $1,390,095 of change orders and the Company had made payments totaling $48,061,978 to the contractor. The total remaining commitments are expected to be paid early in 2008, pending resolution of the bank financing. (See Note 7.)

On September 26, 2006, the Company entered into a Management and Operational Services Agreement with Renewable Energy Group, LLC. Under the agreement Renewable Energy Group will place the general and operations managers, acquire feedstocks and basic chemicals necessary for the operation of the facility, and perform the administrative, sales and marketing functions for the Company. In exchange for these services, the Company has agreed to pay Renewable Energy Group a flat monthly fee (“flat fee”) and a per-gallon rate fee (“rate fee”). For the first month in which the Company’s biodiesel is produced and sold, and for six months thereafter (the “initial period”), it will pay a flat fee of $112,500, plus a $0.0175 rate fee for each gallon of biodiesel produced. For the first month after the initial period the Company will pay a flat fee of $172,500, plus a $0.0175 rate fee for gallon of biodiesel produced.  The flat fee and rate fee are adjusted beginning in the month following the first anniversary of the

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East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 6.           Commitments and Contingencies (Continued)

Company’s producing biodiesel for sale and annually for such month thereafter according to a complex formula based on movement in the Consumer Price Index for all-urban consumers, U.S. City Average, All Items, published by the U.S. Department of Labor. In addition to the flat fee and monthly fee, the Management Agreement also provides for the payment to Renewable Energy Group of a yearly bonus equal to 6% of the Company’s net income. The agreement has an initial term ending December 31, 2010 and it will continue thereafter unless either party gives written notice to the other of a proposed termination date at least twelve months in advance of the proposed termination date.

On December 15, 2006 the Company entered into two put option agreements whereby the sellers can require the Company to purchase property adjacent to the plant. One agreement provides for a purchase price of $120,750 plus 105% of the cost of any improvements or additions made to the property prior to the exercise of the option and the other provides for a purchase price of $236,250. The options expire two years after the announced date of operation of the biodiesel facility. If the options expire unexercised they will be resurrected upon the expansion of 25% of the initial capacity of the plant or upon the construction or operation of any new separate facility. The Company paid $5,000 for each option and believes that the purchase price approximated the fair market values of the property at the dates of the agreements. The $5,000 payments will be applied to the purchase price of the property if the option is exercised.

In May 2006, the Company entered into an option agreement which it subsequently exercised to purchase its current property. Part of the agreement also provided the Company the option to purchase additional adjacent land for $12,500 per acre in ten acre increments. The option covers approximately 44 acres and will expire in May 2011.

In September 2006, the Company executed an agreement with a natural gas company to provide the natural gas required by the Company for a period commencing on August 1, 2007 and continuing for a period of fifteen years. The contract was amended in October 2006 to delay the start date until November 1, 2007. The Company will pay a monthly delivery charge plus the applicable maximum rates and surcharges under the applicable rate schedule on file with the Iowa Commerce Commission for the gas that it uses. The contract reserves pipeline capacity of 984 dekatherms/day, at a cost of approximately $15,000 per month. The Company has hired a broker to market the excess pipeline capacity.

Note 7.           Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Through September 30, 2007, the Company was in the development stage, has undertaken significant borrowings to finance the construction of its biodiesel plant and has experienced a significant increase in the cost of soybean oil which is currently the primary ingredient in the Company’s planned production of biodiesel. As a result of the high cost of soybean oil the Company suspended plant operations in December 2007 after initial testing and production start-up. If the prices remain at the current levels, the Company cannot produce its product at a profit. In November 2007, the Company was informed by its lender that its senior credit facility is considered to be a distressed loan under which the bank is unwilling to make any further advances pending renegotiation and restructuring. In addition the loan agreement allows the lender to consider the Company in default of the loan at any point for poor financial performance. If the loan is not restructured or is considered to be in default, the lender has the option of accelerating the unpaid loan balance. These liquidity issues raise substantial doubt about whether the Company will continue as a going concern.

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East Fork Biodiesel, LLC (A Development Stage Company) Notes to Financial Statements

Note 7.           Going Concern (Continued)

The Company has been in communication with its lender as to the steps it needs to take to resolve this situation, but there can be no assurance that the lender will continue to finance the Company. The Company’s ability to continue as a going concern is dependent on the Company’s ability to comply with the loan covenants and the lender's willingness to waive any noncompliance, together with its ability to produce biodiesel at a profit. These conditions impose significant liquidity issues for the Company. In order to address these issues the Company is exploring various alternatives including delaying regular plant operations until the prices stabilize, exploring partnerships with other entities, investigating the use of different oil sources, investigating alternative uses for the plant, negotiating with REG Construction Services, LLC to accept 2,000 membership units as payment for $2,000,000 due under the design-build agreement, obtaining additional financing or raising additional capital.

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